Exhibit 99.1

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 12, 2014.
2014 DEVELOPMENTS

•
On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), entered into a definitive agreement to sell their respective interests in Marigold. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction is expected to complete by the end of March 2014.

•
On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation (“Osisko”), a mid-tier publicly traded gold producer operating the Canadian Malartic gold mine in Quebec, Canada, with exploration projects in Ontario, Canada and Mexico. Under the terms of the offer, Osisko shareholders will receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share held, for total consideration of approximately C$2.6 billion in cash and shares. The offer is subject to customary conditions, including the acceptance by Osisko shareholders owning a minimum of 66.67% of the outstanding common shares of Osisko on a fully-diluted basis. The offer is not subject to Goldcorp shareholders’ approval and Goldcorp has obtained a $1.25 billion non-revolving term credit facility from Scotiabank which, together with cash on hand of approximately $620 million and an undrawn $2 billion credit facility, will be sufficient to fund the cash portion of the Offer. The Company also responded to assertions and claims made by Osisko in its Directors' Circular and legal proceedings, both filed on January 29, 2014 concerning Goldcorp’s offer to acquire the outstanding shares of Osisko and a hearing has been scheduled for March 3 to 5, 2014. The offer is open until February 19, 2014, however as a result of Osisko's legal proceedings, the Company intends to extend the offer to March 10, 2014.

•
On January 8, 2014, the Company filed a National Instrument 43-101 updated technical report for Peñasquito in response to increased operating costs, higher Mexican taxes and lower assumed gold, silver, zinc and lead prices, and in conjunction with a planned post-investment review. The new life-of-mine plan resulted in a 13 year mine life that positively impacts the 2014 and five-year production profile and increased cash flows over the life of the mine.

2013 HIGHLIGHTS

•
Pueblo Viejo Dominicana Corporation ("PVDC"), a company jointly owned by Goldcorp Inc. (40%) and Barrick Gold Corporation (60%), announced that, following approval by the Dominican Republic National Congress on September 25, 2013, the amendments to the Special Lease Agreement ("SLA") for the Pueblo Viejo mine were ratified. The amendments to the SLA set out revised fiscal terms and clarify various administrative and operational matters.

•
On August 19, 2013, the Company announced that it had signed the Obishikokaang Collaboration Agreement on behalf of the Red Lake Gold Mines with the Lac Seul First Nation. This agreement sets the framework for continued consultation and support for current and future operations of the Red Lake Gold Mines and defining the long-term benefits for the First Nation.

•
On March 20, 2013, the Company completed an issuance of $1.5 billion of senior unsecured notes and received net proceeds of $1.48 billion. Additionally, the Company extended its $2 billion revolving credit facility to 2018.

•
Goldcorp responded to the lower-metal price environment at all of its mines, reviewing and optimizing the Life of Mines to reduce the marginal-return ounces. Accordingly, the Company recognized a reduction in its reserves and resources of 9.4 million ounces, primarily at Peñasquito and Pueblo Viejo.

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(in United States dollars, tabular amounts in millions, except where noted)

•	Key consolidated financial information:

◦
Net loss attributable to shareholders of Goldcorp, including discontinued operations, of $(1,089) million ($(1.34) per share) for the fourth quarter and $(2,709) million ($(3.34) per share) for 2013, compared with net earnings of $504 million ($0.62 per share) and $1,749 million ($2.16 per share), respectively, in 2012.

◦	Operating cash flows, including discontinued operations, of $307 million for the fourth quarter and $955 million for 2013, compared with $678 million and $1,960 million, respectively, in 2012.

◦	Dividends paid of $486 million in 2013, compared to $438 million in 2012.

◦	$2.6 billion of liquidity. (1)

◦
At June 30, 2013, the Company recognized an impairment charge of $1,958 million, net of tax, principally in respect of the Company’s exploration potential at its Peñasquito mine. Additionally, the Company recognized impairment charges of $443 million, net of tax, in the fourth quarter in respect of the Company's investment in Alumbrera, Primero, Marigold, El Sauzal, and certain Mexican exploration properties.

◦	During the fourth quarter of 2013, the Company recorded $763 million of tax charges due to the recognition of changes in income tax legislation and certain tax elections.

•	Key performance measures: (2)

◦
Goldcorp’s share of gold production increased to 768,900 ounces for the fourth quarter and 2,666,600 ounces for 2013, compared with 700,400 ounces and 2,396,200 ounces, respectively, in 2012, with the commencement of commercial production at Pueblo Viejo in January 2013.

◦
Total cash costs of $467 per gold ounce for the fourth quarter and $553 per gold ounce for 2013, net of by-product silver, copper, lead and zinc credits, compared with $360 and $300 per gold ounce, respectively, in 2012. On a co-product basis, cash costs of $645 per gold ounce for the fourth quarter and $687 per gold ounce for 2013, compared with $621 and $638 per gold ounce, respectively, in 2012. (3)

◦
All-in sustaining costs of $810 per gold ounce for the fourth quarter and $1,031 per gold ounce for 2013, compared with $915 and $884 per gold ounce, respectively, in 2012. All-in costs of $1,336 per gold ounce for the fourth quarter and $1,575 per gold ounce for 2013, compared with $1,709 and $1,590 per gold ounce, respectively, in 2012. (4)

◦
Adjusted net earnings of $74 million ($0.09 per share) for the fourth quarter and $634 million ($0.78 per share) for 2013, compared with $465 million ($0.57 per share) and $1,642 million ($2.03 per share), respectively, in 2012. (5)

◦
Goldcorp’s share of adjusted operating cash flows of $439 million ($0.54 per share) for the fourth quarter and $1,601 million ($1.97 per share) for 2013, compared to $723 million ($0.89 per share) and $2,409 million ($2.97 per share), respectively, in 2012. (6)

◦	Goldcorp’s share of free cash flows of $(351) million for the fourth quarter and $(1,375) million for 2013, compared to $65 million and $(526) million, respectively, in 2012. (7)

(1)	At December 31, 2013, the Company held $625 million of cash and cash equivalents and held an undrawn $2.0 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operation, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and

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(in United States dollars, tabular amounts in millions, except where noted)

the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.
Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	30	34	20
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs including discontinued operations for the year ended December 31, 2013, would be $687 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper $0.70 per pound of zinc and $0.78 per pound of lead (2012 – $638 per ounce of gold, $12.18 per ounce of silver, $1.91 per pound of copper $0.58 per pound of zinc and $0.72 per pound of lead).
Using actual realized sales prices, co-product total cash costs, including discontinued operations would be $692 per gold ounce for the year ended December 31, 2013 (2012 – $650). Refer to page 42 for a reconciliation of total cash costs to reported production costs.

(4)
The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted all-in sustaining cost and all-in cost non-GAAP performance measures that the Company believes more fully defines the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 30, 2013, the Company has conformed its all-in sustaining cost and all-in cost definitions to the measures as set out in the guidance note released by the World Gold Council on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly. Refer to page 45 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 47 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 49 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 49 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At December 31, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; the Wharf gold mine in the US; and the Pueblo Viejo gold/silver/copper mine in the Dominican Republic (40% interest). The Company's 66.7% interest in the Marigold mine in the US was reclassified as a discontinued operation at December 31, 2013.
The Company’s significant development projects at December 31, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; and the Camino Rojo gold/silver project in Mexico. The Company also owns a 26.9% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.7% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver mine in Guatemala. On January 14, 2014, Tahoe announced that the Escobal mine had achieved commercial production, effective January 1, 2014.
In response to the mid-year decline of commodity prices and resulting lower-than-expected cash flow this year, The Company implemented company-wide spending reductions (Operating for Excellence ("O4E") program) to safeguard its strong financial position while keeping intact the key elements of its industry-leading growth profile. The Company reviewed its short term operating plans with a focus on improving operating cash flow through optimal mine planning in a lower cost price environment, cost containment, and maximizing returns on capital employed. The successful cost reduction efforts in the face of lower gold prices resulted in key efficiency and productivity gains while keeping the growth profile intact.
The Company realized an average gold price of $1,385 per ounce in 2013, a 17% decrease as compared to $1,672 per ounce in 2012. The average realized gold price of $1,254 per ounce for the fourth quarter was a 6% decrease as compared to $1,339 in the third quarter of 2013. In 2013, the gold market ended a multi-year trend of higher year-over-year prices. The significant fall in gold prices that commenced in the second quarter of 2013 was influenced by the impact and uncertainty of government quantitative easing programs particularly in the US and Japan. Additionally, the Indian government increased import duty taxes on refined gold as a means to improve their current account deficit and stem the outflow of US dollars. During the latter half of 2013, gold prices rallied briefly in July and August, however gold closed at $1,205 per ounce at the end of 2013, a decrease of 27% from the prior year closing price. The Company's average realized gold price was 2% below the London Bullion Market Association's average gold price of $1,410 for 2013 due to the timing of sales in relation to the volatility of the commodity prices.
Gold production in 2013 increased 11% to 2,666,600 ounces as compared to 2,396,200 ounces in 2012, primarily due to Pueblo Viejo achieving commercial production in January 2013. Improved operational performance at Musselwhite, due to higher throughput from increased ore production from underground stopes, and at Porcupine as the Company's O4E program began to take effect, also contributed to offset the production challenges experienced at Los Filos and Wharf due to extreme weather conditions during the third and fourth quarters of 2013.
Production costs increased by 2% compared to the prior year due to increased employee, contractor and consumables costs attributable to increased production, partially offset by a reduction to estimates in reclamation and closure cost obligations at certain of the Company's inactive and closed sites. The impact of increasing costs seen at the Company' s operations, and consistent with trends seen in the industry, was reduced in part by the implementation of the Company's O4E program in 2013 which targeted improvements in cost management and production efficiencies. Positive results were seen at Porcupine where $9 million of savings were realized from the reduction of contractors for development, maintenance improvements, and energy management optimizations. Further cost savings across the Company's operations and projects are expected to be realized in 2014.
Gold production for the fourth quarter of 2013 was 768,900 ounces, a 21% increase compared to the prior quarter. Increased production was seen at Red Lake where optimization of mine plans to focus on higher margin ounces resulted in 50% higher grades, partially offset by 7% lower mill throughput. Record production at Peñasquito of 141,700 ounces in the fourth quarter was an increase of 24% as compared to the prior quarter due to 10% higher gold ore grades and 15% higher metallurgical recoveries, resulting from the completion of higher grade ore benches of Phase 4 and the implementation of operational improvements in the flotation cells. Los Filos increased production by 28% to 94,000 ounces, as compared to the prior quarter, as operations recommenced following the record floods seen in the the third quarter of 2013. Pueblo Viejo

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(in United States dollars, tabular amounts in millions, except where noted)

production was 104,700 ounces in the fourth quarter, an increase of 39% as compared to the prior quarter due primarily to an increase in tonnes milled as a result of the completion of the autoclave modifications during the quarter.
Production costs for the fourth quarter of 2013 decreased by 5% compared to the third quarter, primarily due to a reduction to estimates in reclamation and closure cost obligations at certain of the Company's inactive and closed sites of $25 million.
Peñasquito continued to incrementally increase its fresh water production in 2013 from 69,500 to 77,000 cubic metres per day with the addition of eight new wells in the Torres-Vergel area and four new wells in the mine operations area. These new wells not only supplied water to replace the declining production in the existing well field, but allowed water production to increase above 2012 year end levels. This increase in water production combined with rigorous control of tailings management and improved efficiencies in the primary crusher and augmented feed circuit, allowed an increase in plant throughput from 99,945 tonnes per day in 2012 to 106,200 tonnes per day in 2013.
The NWF project is expected to be completed during 2014 including 25 new production wells that will be added to provide additional fresh water to the mine and allow a sustainable extraction of the water resource along with the improvement of aquifer management.The NWF is expected to be operational by the fourth quarter of 2014. Studies for the long-term tailings facility began in the third quarter of 2013. First results of these studies are expected by mid-year 2014.
Mechanical completion of the Waste Rock Overland Conveyor System project at Peñasquito was achieved during the third quarter of 2013. The commissioning phase will be finalized during the second quarter of 2014 due to required optimization work on the transfer points. Throughput has averaged 3,000 tonnes per hour and upon completion of the optimization work is expected to achieve nameplate throughput of 8,000 tonnes per hour.
At Cerro Negro, Engineering, Procurement and Construction Management (“EPCM”) activities reached 78% completion, with detailed engineering 100% complete, by the end of 2013. Significant development progress was also made on the three underground deposits of Eureka, Mariana Central and Mariana Norte during 2013. Total underground development of 7,702 metres was completed in 2013 in comparison with 4,981 metres in 2012. Production mining from Eureka commenced in April, and initial ore development commenced at Mariana Central and Mariana Norte during June 2013.
Despite a strike by unionized mine workers during the last eleven days of December, production ore established new quarterly highs during the fourth quarter as mining activities at Eureka approached planned production levels. Underground development at Mariana Central continues and is yielding modest development ore tonnes in preparation for commencement of production mining during 2014. Combined mine production is steadily increasing as expected towards planned production levels of 4,000 tonnes per day.
During the fourth quarter, a small surface mining operation commenced on portions of the surface veins at Eureka. Modest ore tonnes are planned from these veins as a supplement to underground ore production and will provide increased flexibility to feed the mill. At the end of 2013, the surface ore stockpile consisted of 285,000 tonnes of ore, approximately 90% from Eureka, and 10% from Mariana Central.
Metals Price Environment
The sharp falls in commodity prices which commenced in the second quarter of 2013, and which continued throughout the remainder of 2013, and the decline in the Company’s share price which resulted in the Company’s market capitalization falling below its net asset value, acted as indicators of potential impairment . The Company performs impairment testing annually and when impairment indicators are present on certain mining properties. Impairment testing is performed using Life of Mine ("LOM") after-tax cash flow projections, which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, inflation and long-term foreign exchange rates.
Following the Company's impairment assessment performed during the second quarter of 2013 in response to impairment indicators identified, the Company recorded impairment charges of $1,958 million, net of tax, primarily related to Peñasquito as a result of the change in the metal pricing environment related to in situ exploration ounces, in combination with the changes to the LOM plan and the pending Mexican mining duty. Additionally, during the second quarter, as a result of the Company's decision to defer certain capital expenditures and an assessment of its core mining assets, the Company suspended development work at its Cerro Blanco project and recognized a $131 million impairment expense against the carrying value of the project.
The Company continued to monitor impairment indicators, and recognized further impairment charges of $357 million, net of tax, during the fourth quarter of 2013 against the carrying value of the Company's investments in Alumbrera, Primero, El Sauzal and certain Mexican exploration properties. Additionally, as a result of Marigold being reclassified as a discontinued operation at December 31, 2013, an impairment expense of $86 million, net of tax, was recognized based on the estimated fair value less costs to sell.

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(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS
Sale of Marigold:
On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick, entered into a definitive agreement to sell their respective interests in Marigold to Silver Standard Resources Inc. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction is expected to complete in April 2014.
Offer to acquire Osisko:
On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation (“Osisko”), a mid-tier publicly traded gold producer operating the Canadian Malartic gold mine in Quebec, Canada, with exploration projects in Ontario, Canada and Mexico. Under the terms of the offer, Osisko shareholders will receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share held, for total consideration of approximately C$2.6 billion in cash and shares. The offer is subject to customary conditions, including the acceptance by Osisko shareholders owning a minimum of 66.67% of the outstanding common shares of Osisko on a fully-diluted basis. The offer is not subject to Goldcorp shareholders’ approval and Goldcorp has obtained a $1.25 billion non-revolving term credit facility from Scotiabank which, together with cash on hand of approximately $620 million and an undrawn $2 billion credit facility, will be sufficient to fund the cash portion of the Offer. The Company also responded to assertions and claims made by Osisko in its Directors' Circular and legal proceedings, both filed on January 29, 2014 concerning Goldcorp’s offer to acquire the outstanding shares of Osisko and a hearing has been scheduled for March 3 to 5, 2014. The offer is open until February 19, 2014, however as a result of Osisko's legal proceedings, the Company intends to extend the offer to March 10, 2014.
Issuance of $1.5 billion notes:
On March 20, 2013, the Company issued $1.5 billion of senior unsecured notes (the “Company’s Notes” or the "Notes"), consisting of $0.5 billion aggregate principal amount of 2.125% notes due March 15, 2018 (the “5-year Notes”) and $1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023 (the “10-year Notes”). The Company received total proceeds of $1.48 billion, net of transaction costs.
Executive appointments:
On May 7, 2013, the Company announced the appointment of Russell Ball as Executive Vice President, Capital Management. In his new role, Mr. Ball will lead the focus on financial discipline within Goldcorp’s project team as the Company continues to advance construction at Cerro Negro in Argentina, Éléonore in Quebec and Cochenour near Red Lake in Ontario. His group will also lead development at the Company’s next generation of gold growth projects and work with Goldcorp’s operations teams on project management at existing mines.
On February 27, 2013, the Company announced the appointment of Charlene Ripley as Executive Vice President and General Counsel. Ms Ripley has 25 years of experience in the field of corporate law, most recently serving as Senior Vice President and General Counsel at Linn Energy in Houston, Texas. Ms Ripley holds a law degree from Dalhousie Law School and a Bachelor of Arts degree from the University of Alberta.

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(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS (2)(3)

Consolidated financial information	2013	2012	2011 (2)(3)
Revenues (1)(2)(3)	$3,687	$4,660	$5,362
Net (loss) earnings from operations and associates (2)	$(2,260)	$2,025	$2,238
Net (loss) earnings from continuing operations (3)	$(2,642)	$1,695	$1,881
Net (loss) earnings from discontinued operation, net of tax (3)	$(67)	$54	$—
Net (loss) earnings	$(2,709)	$1,749	$1,881
Net (loss) earnings attributable to shareholders of Goldcorp	$(2,709)	$1,749	$1,881
Net (loss) earnings from continuing operations per share (3)
– Basic	$(3.25)	$2.09	$2.34
– Diluted	$(3.25)	$1.89	$2.18
Net (loss) earnings per share
– Basic	$(3.34)	$2.16	$2.34
– Diluted	$(3.34)	$1.95	$2.18
Cash flows from operating activities of continuing operations (1)(2)(3)	$906	$1,900	$2,366
Cash flows from operating activities including discontinued operation (1)(2)(3)	$955	$1,960	$2,366
Dividends paid	$486	$438	$330
Cash and cash equivalents (2)	$625	$757	$1,502
Total assets	$29,564	$30,979	$29,374
Non-current liabilities	$7,773	$6,982	$7,118

Key performance measures (4)	2013	2012	2011 (2)(3)
Gold produced (ounces) (3)	2,559,100	2,299,900	2,514,700
Gold sold (ounces) (1)(3)	2,489,500	2,244,600	2,490,200
Silver produced (ounces)	30,326,100	30,470,500	27,824,600
Copper produced (thousands of pounds)	90,600	112,200	96,500
Lead produced (thousands of pounds)	159,100	153,700	154,700
Zinc produced (thousands of pounds)	279,300	324,200	286,400
Average realized gold price (per ounce)	$1,385	$1,672	$1,572
Average London spot gold price (per ounce)	$1,410	$1,669	$1,572
Total cash costs – by-product (per gold ounce) (5)	$538	$279	$223
Total cash costs – co-product (per gold ounce) (6)	$677	$632	$534
All-in sustaining costs (per gold ounce)	$1,011	$867	$661
Adjusted net earnings	$615	$1,588	$1,786
Adjusted operating cash flow	$1,551	$2,334	$2,692
Including discontinued operation (3)
Gold produced (ounces)	2,666,600	$2,396,200	2,514,700
Gold sold (ounces) (1)	2,597,200	2,340,600	2,490,200
Total cash costs – by-product (per gold ounce) (5)	$553	$300	$223
Total cash costs – co-product (per gold ounce) (6)	$687	$638	$534
All-in sustaining costs (per gold ounce)	$1,031	$884	$661
Adjusted net earnings	$634	$1,642	$1,786
Adjusted operating cash flow	$1,601	$2,409	$2,692

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

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(in United States dollars, tabular amounts in millions, except where noted)

(2)
Effective as of January 1, 2013, the Company’s 37.5% interest in Alumbrera is now required to be accounted for as an investment in associate and consolidated using the equity method. The Company has restated the 2012 results to remove Alumbrera’s revenues, cash from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates; however, the 2011 results have not been restated.

(3)
The Company's 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. The 2011 comparative information has not been restated.

(4)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3).

GOLDCORP  |  8

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS
The net loss attributable to shareholders of Goldcorp for the year ended December 31, 2013 was $(2,709) million, or $(3.34) per share, compared to net earnings attributable to shareholders of Goldcorp of $1,749 million or $2.16 per share for the year ended December 31, 2012. Compared to the year ended December 31, 2012, the net loss attributable to shareholders of Goldcorp for the year ended December 31, 2013 was impacted by the following factors:

•
Revenues decreased by $973 million, or 21%, primarily due to a $641 million decrease in gold revenues, a $271 million decrease in silver revenues, and a $61 million decrease in lead, zinc and copper revenues, net of refining charges, at Peñasquito. The decrease in revenues resulted from the decline in commodity prices during 2013 as compared to the prior year;

•
Production costs increased by $30 million, or 2%, primarily due to higher employee, labour, and consumables costs; partially offset by a $25 million reduction in estimates in reclamation and closure cost obligations at certain of the Company's inactive and closed sites in the current year compared to an $84 million increase in estimates in reclamation and closure cost obligations in 2012;

•
Depreciation and depletion increased by $49 million, or 8%, due to higher sales volumes and new assets being put into service, partially offset by lower depletion expense on impaired mining interest assets;

•	Exploration and evaluation costs decreased by $9 million due to a planned reduction in exploration programs;

•
The Company’s share of net losses and impairment of associates of $395 million for the year ended December 31, 2013 was primarily comprised of a net loss of $295 million from Alumbrera due to a $276 million impairment expense recognized in the fourth quarter, a net loss of $66 million from Pueblo Viejo due to the impact of a $183 million cumulative tax expense arising on the SLA agreement amendments, and $34 million of net losses from the Company’s equity investments in Primero and Tahoe, primarily due to an impairment expense of $19 million recognized against the carrying value of Primero. The Company’s share of net earnings of associates of $210 million in the prior year was primarily comprised of $163 million of net earnings at Alumbrera and $59 million of net earnings from the Company’s investments in Primero and Tahoe, which included a reversal of a $65 million impairment expense previously recognized in respect of the Company’s equity interest in Primero; partially offset by a net loss of $12 million at Pueblo Viejo, primarily due to a $14 million impairment expense arising on certain power assets;

•
An impairment expense of mining interests and goodwill of $2,646 million ($2,020 million, net of tax), primarily comprised of an impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) recognized against the carrying amount of the Peñasquito mine and the Cerro Blanco project, respectively, in the second quarter, and an impairment expense of $59 million and $29 million ($42 million and $20 million, net of tax) recognized against the carrying amount of certain of the Company's Mexican exploration projects and the El Sauzal mine, respectively, in the fourth quarter;

•
Corporate administration was $164 million, excluding share-based compensation expense, comparable to the prior year expense of $163 million. Share-based compensation expense decreased by $10 million primarily due to a decrease in the fair value of the Company’s Performance Share Units ("PSUs");

•
A $32 million loss on securities representing the impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities. In 2012, the Company recognized a $67 million loss on securities;

•
An $83 million gain on derivatives for the year ended December 31, 2013 comprised of a $57 million unrealized gain on the conversion feature of the Company’s convertible notes ("Convertible Notes"); a $17 million net gain on the Company's contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 ("the Silver Wheaton silver contract"); and a $9 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts which are marked-to-market at each period end with changes in fair value recorded in net earnings. A $155 million net gain on derivatives for the year ended December 31, 2012 was comprised of a $127 million unrealized gain on the conversion feature of the Company’s Convertible Notes and a $40 million net gain on the foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by an $11 million net loss on the Silver Wheaton silver contract and a $1 million unrealized loss on investments in warrants;

•
An $11 million loss ($8 million, net of tax) on disposition of mining interests arising on the Company's sale of its 30.8% interest in the Cerro del Gallo property to Primero. The Company received an immediate cash payment of $8 million with additional contingent payments dependent on the project meeting certain milestones or market conditions. In 2012, the Company recognized a $12 million gain arising from the sale of Primero shares received as settlement of the outstanding $30 million principal of the Primero $60-million convertible note;

•
Finance costs increased by $23 million primarily due to $17 million of interest expense which was not eligible for capitalization arising on the Company’s Notes which were issued in March 2013 and a $6 million increase in accretion on the Company’s reclamation and closure cost obligations;

GOLDCORP  |  9

(in United States dollars, tabular amounts in millions, except where noted)

•
Other expenses of $58 million primarily comprised of $44 million of foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentinian pesos, and cash and cash equivalents denominated in Canadian dollars. Other income of $17 million in 2012 was comprised primarily of $6 million of interest income earned on the Company’s cash and cash equivalents and loans held with certain of the Company's associates and $4 million of foreign exchange gains;

•	Income tax expense for the year ended December 31, 2013 totaled $314 million ( 2012 – $420 million) and was impacted by:

•
A slightly lower effective tax rate for the year ended December 31, 2013 as compared to the prior year, after adjusting for non-deductible share-based compensation expense, the impairment of mining interests, the deferred tax impacts of the Mexican tax law changes, the deferred tax impact of electing to pay Guatemalan taxes on net income rather than gross revenues, and the impact of foreign exchange on deferred income taxes. This is primarily due to net losses from associates resulting from impairments recognized in respect of Alumbrera and Primero, and the large tax provision for the retroactive SLA tax adjustments applicable to Pueblo Viejo, reducing pre-tax earnings. These losses from associates are not tax effected as they are either accrued in jurisdictions where the company is not taxable on capital gains or where it is not probable that the capital losses will be utilized. The income tax expense for 2013 was reduced for the tax benefits of foreign exchange losses on US dollar denominated debt in Argentina and the settlement of certain past tax positions, partially offsetting the impact of the non-tax effected net losses from associates;

•
A $133 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $32 million foreign exchange gain for the year ended December 31, 2012; and

•
A decrease of $121 million of net earnings from the Company's 66.7% share of Marigold which was classified as a discontinued operation at December 31, 2013, primarily as a result of an $86 million, net of tax, impairment expense.

Adjusted net earnings amounted to $634 million, or $0.78 per share (1), for the year ended December 31, 2013, compared to $1,642 million, or $2.03 per share, for the year ended December 31, 2012. Compared to the year ended December 31, 2012, adjusted net earnings were primarily impacted by lower revenues due to lower commodity prices and higher production costs.
Total cash costs (by-product) increased to $553 per ounce (2) for the year ended December 31, 2013 as compared to $300 per ounce in the comparative period. The increase was primarily due to lower by-product sales credits, partially offset by higher gold sales volumes.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 47 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 42 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  10

(in United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW (2)(3)

	2013
Consolidated financial information	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)(3)	$964	$858	$895	$970	$3,687
Earnings (loss) from operations and associates (2)	$308	$(2,443)	$(2)	$(123)	$(2,260)
Net earnings (loss) from continuing operations (3)	$299	$(1,939)	$—	$(1,002)	$(2,642)
Net earnings (loss) from discontinued operation	$10	$5	$5	$(87)	$(67)
Net (loss) earnings	$309	$(1,934)	$5	$(1,089)	$(2,709)
Net earnings (loss) attributable to shareholders of Goldcorp	$309	$(1,934)	$5	$(1,089)	$(2,709)
Net earnings (loss) from continuing operations per share (3)(4)
– Basic	$0.37	$(2.39)	$—	$(1.23)	$(3.25)
– Diluted	$0.32	$(2.39)	$—	$(1.23)	$(3.25)
Net earnings (loss) per share (4)
– Basic	$0.38	$(2.38)	$0.01	$(1.34)	$(3.34)
– Diluted	$0.33	$(2.38)	$—	$(1.34)	$(3.34)
Cash flows from operating activities of continuing operations (1)(2)(3)	$269	$74	$268	$295	$906
Cash flows from operating activities including discontinued operation (1)(2)(3)	$294	$80	$274	$307	$955
Dividends paid	$122	$121	$122	$121	$486
Cash and cash equivalents (2)	$1,463	$899	$972	$625	$625
Total assets	$32,632	$30,029	$29,933	$29,564	$29,564
Non-current liabilities	$8,323	$7,808	$6,995	$7,773	$7,773

	2013
Key performance measures (5)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces)	582,900	623,500	611,900	740,800	2,559,100
Gold sold (ounces) (1)	563,400	601,600	626,700	697,800	2,489,500
Silver produced (ounces)	5,633,400	7,180,000	7,744,600	9,768,100	30,326,100
Copper produced (thousands of pounds)	18,800	21,600	21,400	28,800	90,600
Lead produced (thousands of pounds)	29,100	35,400	41,000	53,600	159,100
Zinc produced (thousands of pounds)	52,000	70,100	76,300	80,900	279,300
Average realized gold price (per ounce)	$1,622	$1,357	$1,340	$1,254	$1,385
Average London spot gold price (per ounce)	$1,631	$1,414	$1,327	$1,272	$1,410
Total cash costs – by-product (per gold ounce) (6)	$549	$636	$536	$447	$538
Total cash costs – co-product (per gold ounce) (7)	$701	$702	$696	$632	$677
All-in sustaining costs (per gold ounce)	$1,110	$1,205	$975	$794	$1,011
Adjusted net earnings	$243	$112	$185	$75	$615
Adjusted operating cash flow	$377	$378	$364	$432	$1,551
Including discontinued operation (3)
Gold produced (ounces)	614,600	646,000	637,100	768,900	2,666,600
Gold sold (ounces)	595,100	624,300	652,100	725,700	2,597,200
Total cash costs – by-product (per gold ounce) (6)	$565	$646	$551	$467	$553
Total cash costs – co-product (per gold ounce) (7)	$710	$713	$706	$645	$687
All-in sustaining costs (per gold ounce)	$1,134	$1,227	$995	$810	$1,031
Adjusted net earnings	$253	$117	$190	$74	$634
Adjusted operating cash flow	$400	$388	$374	$439	$1,601

GOLDCORP  |  11

(in United States dollars, tabular amounts in millions, except where noted)

	2012
Consolidated financial information (2)(3)	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)(3)	$1,166	$1,052	$1,245	$1,197	$4,660
Earnings from operations and associates (2)	$482	$388	$682	$473	$2,025
Net earnings from continuing operations (3)	$461	$258	$487	$489	$1,695
Net earnings from discontinued operation (3)	$18	$10	$11	$15	$54
Net earnings	$479	$268	$498	$504	$1,749
Net earnings attributable to shareholders of Goldcorp	$479	$268	$498	$504	$1,749
Net earnings from continuing operations per share (3)(4)
– Basic	$0.57	$0.32	$0.60	$0.60	$2.09
– Diluted	$0.49	$0.25	$0.60	$0.45	$1.89
Net earnings per share (4)
– Basic	$0.59	$0.33	$0.61	$0.62	$2.16
– Diluted	$0.51	$0.26	$0.61	$0.47	$1.95
Cash flows from operating activities from continuing operations (1)(3)(4)	$321	$505	$416	$658	$1,900
Cash flows from operating activities including discontinued operation (1)(2)(3)	$339	$510	$433	$678	$1,960
Dividends paid	$109	$110	$109	$110	$438
Cash and cash equivalents (2)	$1,463	$899	$972	$757	$757
Total assets	$29,531	$29,674	$30,400	$30,979	$30,979
Non-current liabilities	$6,790	$6,820	$6,916	$6,982	$6,982

	2012
Key performance measures (5)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces)	498,200	559,700	569,900	672,100	2,299,900
Gold sold (ounces) (1)	519,300	514,000	594,800	616,500	2,244,600
Silver produced (ounces)	6,618,500	8,184,100	8,509,300	7,158,600	30,470,500
Copper produced (thousands of pounds)	24,100	31,500	31,200	25,400	112,200
Lead produced (thousands of pounds)	39,200	45,900	39,400	29,200	153,700
Zinc produced (thousands of pounds)	63,800	95,000	98,400	67,000	324,200
Average realized gold price (per ounce)	$1,708	$1,596	$1,687	$1,692	$1,672
Average London spot gold price (per ounce)	$1,691	$1,609	$1,652	$1,722	$1,669
Total cash costs – by-product (per gold ounce) (6)	$229	$357	$197	$337	$279
Total cash costs – co-product (per gold ounce) (7)	$647	$616	$654	$611	$632
All-in sustaining costs (per gold ounce)	$807	$1,003	$774	$895	$867
Adjusted net earnings	$386	$322	$430	$450	$1,588
Adjusted operating cash flow	$457	$506	$669	$702	$2,334
Including discontinued operations (3)
Gold produced (ounces)	524,700	578,600	592,500	700,400	2,396,200
Gold sold (ounces)	545,700	532,000	617,800	645,100	2,340,600
Total cash costs – by-product (per gold ounce) (6)	$251	$370	$220	$360	$300
Total cash costs – co-product (per gold ounce) (7)	$648	$619	$660	$621	$638
All-in sustaining costs (per gold ounce)	$821	$1,011	$801	$915	$884
Adjusted net earnings	$404	$332	$441	$465	$1,642
Adjusted operating cash flow	$480	$520	$686	$723	$2,409

GOLDCORP  |  12

(in United States dollars, tabular amounts in millions, except where noted)

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
Effective as of January 1, 2013, the Company’s 37.5% interest in Alumbrera is now required to be accounted for as an investment in associate and accounted for using the equity method. The Company has restated the 2012 comparative periods to remove Alumbrera’s revenues, cash from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates.

(3)
The Company's 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(4)
Sum of quarterly net earnings (loss) from continuing operations per share and net earnings (loss) per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(5)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(6)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(7)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3).

GOLDCORP  |  13

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS – Three months ended December 31, 2013 compared to the three months ended September 30, 2013
The net loss attributable to shareholders of Goldcorp for the fourth quarter of 2013 was $(1,089) million, or $(1.34) per share, compared to net earnings attributable to shareholders of Goldcorp of $5 million, or $0.01 per share, for the third quarter of 2013. Compared to the prior quarter, the net earnings attributable to shareholders of Goldcorp for the three months ended December 31, 2013 was impacted by the following factors:

•
Revenues increased by $75 million, or 8%, due to a $57 million increase in gold revenues; a $2 million increase in silver revenues; and an $18 million increase in lead and zinc revenues, partially offset by a $2 million decrease in copper revenues;

•
Production costs decreased by $27 million, or 5%, primarily due to a $25 million reduction in estimates in reclamation and closure cost obligations at certain of the Company's inactive and closed sites;

•	Depreciation and depletion increased by $13 million, or 8%, due to higher sales volumes;

•
The Company’s share of net losses of associates of $294 million was comprised of a net loss of $309 million from Alumbrera, primarily as a result of $276 million, net of tax, impairment expense, and a $32 million net loss from the Company's investments in Primero and Tahoe, mainly due to a $19 million impairment expense recognized against the carrying amount of Primero, partially offset by net earnings of $47 million from Pueblo Viejo. In the prior quarter, the Company’s share of net losses of associates of $155 million was primarily comprised of a $168 million net loss from Pueblo Viejo, partially offset by $12 million of net earnings from Alumbrera and net earnings of $1 million from the Company’s equity investments in Tahoe and Primero;

•
An impairment expense of $88 million comprising of $59 million and $29 million ($42 million and $20 million, net of tax) recognized against the carrying amount of certain of the Company's Mexican exploration projects and the El Sauzal mine, respectively;

•
Corporate administration was $39 million, excluding share-based compensation expense, a $3 million decrease compared to the prior quarter. Share-based compensation expense was $8 million, a decrease of $16 million compared to the third quarter due to a decrease in the fair value of the Company’s PSUs and cancellations of share option awards;

•
A $17 million loss on securities representing an impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities, compared to a $3 million loss in the prior quarter;

•
A $4 million net gain on derivatives in the fourth quarter of 2013 comprised of a $6 million unrealized gain on the conversion feature of the Company’s Convertible Notes; and a $2 million net gain on the Silver Wheaton silver contract; partially offset by a $4 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts. An $8 million net gain on derivatives in the third quarter was comprised of a $7 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; a $5 million unrealized gain on the conversion feature of the Company’s Convertible Notes; partially offset by a $4 million loss on the Silver Wheaton silver contract;

•
An $11 million loss ($8 million, net of tax) on disposition of mining interests arising on the Company's sale of its 30.8% interest in the Cerro del Gallo property to Primero. The Company received an immediate cash payment of $8 million with additional contingent payments dependent on the project meeting certain milestones or market conditions;

•	Finance costs decreased by $2 million due to an increase in interest expense eligible for capitalization to the Company's development projects;

•
Other expenses of $58 million were primarily comprised of $7 million of foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos and cash and cash equivalents denominated in Canadian dollars and the recognition of a $31 million cumulative impact of a reduction in interest income from Pueblo Viejo due to a restructuring of the loan interest rates as a result of the SLA amendment. The Company's net earnings from Pueblo Viejo were similarly impacted by the interest rate adjustment. Other expenses of $2 million in the third quarter of 2013 was primarily comprised of $18 million of interest income arising on the Company's cash and cash equivalents, money market investments and loans held with certain of the Company's associates, partially offset by $14 million of foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian peso and cash and cash equivalents denominated in Canadian dollars;

•	Income tax expense for the three months ended December 31, 2013 totaled $788 million (three months ended September 30, 2013 – income tax recovery of $11 million) and was impacted by:

•
A negative effective tax rate in the fourth quarter of 2013, after adjusting for non-deductible share-based compensation expense, the impairment of mining interests, the deferred tax impacts of the Mexican tax law changes, the deferred tax impact of electing to pay Guatemalan tax on net income rather than gross revenues, and the impact of foreign exchange on deferred income taxes, compared to the third quarter of 2013. The loss before income taxes in the fourth quarter of 2013

GOLDCORP  |  14

(in United States dollars, tabular amounts in millions, except where noted)

was largely the result of significant losses from associates resulting from impairments recognized in respect of Alumbrera and Primero. These losses from associates are not tax effected as they are either accrued in jurisdictions where the company is not taxable on capital gains or where it is not probable that the capital losses will be utilized. The 2013 fourth quarter tax rate was however favourably impacted by tax deductible foreign exchange losses on US dollar denominated debt in Argentina. The third quarter of 2013 also had a negative effective tax rate after adjusting for the adjustments noted at the beginning of this paragraph. In the prior quarter, a large tax provision reflecting the impact of the various amendments to the Pueblo Viejo SLA resulted in a net loss from Pueblo Viejo, which was similarly not tax effected. The third quarter taxes were however favourably impacted by tax deductible foreign exchange losses on US dollar denominated debt in Argentina and the settlement of certain past tax positions;

•
Income tax for the fourth quarter was impacted by a $67 million foreign exchange loss on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $9 million foreign exchange loss in the third quarter of 2013; and

•
A decrease of $92 million in net earnings from the Company's 66.7% share of Marigold which was classified as a discontinued operation at December 31, 2013, primarily as a result of an $86 million, net of tax, impairment expense.

Adjusted net earnings amounted to $74 million, or $0.09 per share (1), for the three months ended December 31, 2013, compared to $190 million, or $0.23 per share (1), for the third quarter of 2013. Compared to the prior quarter, the decrease in adjusted net earnings was primarily due to the impact of the Mexican tax rate change from 28% to 30%, totaling $148 million, or $0.18 per share, partially offset by higher sales.
Total cash costs (by-product) were $467 per gold ounce (2), in the fourth quarter of 2013, as compared to $551 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to increased gold sales volumes in the fourth quarter.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 47 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 42 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  15

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)
Years ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce)(3)
Red Lake	2013	$684	493,000	487,300	$1,400	$531	$880
	2012	$852	507,700	508,300	$1,673	$494	$896
Porcupine	2013	407	291,900	292,000	1,390	717	1,034
	2012	439	262,800	262,800	1,665	772	1,146
Musselwhite	2013	353	256,300	253,700	1,390	760	1,088
	2012	403	239,200	242,200	1,662	760	1,223
Peñasquito	2013	1,148	403,800	389,700	1,335	440	914
	2012	1,588	411,300	399,900	1,693	(457)	386
Los Filos	2013	457	332,400	325,900	1,396	623	1,002
	2012	565	340,400	339,000	1,663	551	809
El Sauzal	2013	113	80,600	80,800	1,379	853	915
	2012	137	81,800	81,600	1,666	696	848
Marlin	2013	447	202,200	204,600	1,393	195	628
	2012	551	207,300	209,100	1,658	(75)	425
Wharf	2013	78	56,200	55,500	1,383	924	1,165
	2012	125	68,100	71,000	1,658	668	879
Alumbrera (1)	2013	388	117,500	103,600	1,365	(148)	565
	2012	615	136,600	130,700	1,698	(774)	(395)
Pueblo Viejo (1)	2013	431	325,200	296,400	1,397	534	750
	2012	—	44,700	—	—	—	—
Other (3)	2013	—	—	—	—	—	112
	2012	—	—	—	—	—	131
Total – continuing operations	2013	$4,506	2,559,100	2,489,500	$1,385	$538	$1,011
	2012	$5,275	2,299,900	2,244,600	$1,672	$279	$867
Marigold (4)	2013	151	107,500	107,700	1,404	914	1,503
	2012	160	96,300	96,000	1,666	776	1,282
Total – including discontinued operation	2013	$4,657	2,666,600	2,597,200	$1,385	$553	$1,031
	2012	$5,435	2,396,200	2,340,600	$1,672	$300	$884

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(3)
For the purposes of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the 'Other' category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
The Company's 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

GOLDCORP  |  16

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31

		Revenues	Gold produced(ounces)	Gold sold (ounces)	Average realized gold price(per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce)(3)
Red Lake	2013	$151	128,000	121,400	$1,243	$500	$822
	2012	$292	168,300	170,100	$1,703	$403	$749
Porcupine	2013	107	78,900	84,300	1,265	671	907
	2012	128	74,100	75,100	1,705	750	1,157
Musselwhite	2013	99	74,600	78,200	1,270	675	883
	2012	109	64,000	63,700	1,707	693	1,080
Peñasquito	2013	348	141,700	135,700	1,222	102	473
	2012	313	112,900	90,400	1,634	17	816
Los Filos	2013	113	94,000	88,800	1,263	637	860
	2012	157	92,800	92,200	1,707	572	797
El Sauzal	2013	27	21,300	21,200	1,269	850	880
	2012	38	21,300	21,900	1,708	856	932
Marlin	2013	111	52,800	54,700	1,260	159	515
	2012	136	49,500	47,300	1,701	(182)	462
Wharf	2013	14	10,800	10,600	1,266	1,092	1,411
	2012	25	13,700	15,200	1,709	849	1,141
Alumbrera (1)	2013	95	34,000	24,900	1,249	(558)	37
	2012	189	31,800	40,600	1,663	(894)	(29)
Pueblo Viejo (1)	2013	103	104,700	78,000	1,278	592	688
	2012	—	43,700	—	—	—	—
Other (3)	2013	—	—	—	—	—	74
	2012	—	—	—	—	—	103
Total – continuing operations	2013	$1,168	740,800	697,800	$1,254	$447	$794
	2012	$1,387	672,100	616,500	$1,692	$337	$895
Marigold (4)	2013	35	28,100	27,900	1,258	969	1,216
	2012	48	28,300	28,600	1,697	847	1,295
Total – including discontinued operations	2013	$1,203	768,900	725,700	$1,254	$467	$810
	2012	$1,435	700,400	645,100	$1,692	$360	$915

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the 'Other' category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
The Company's 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

GOLDCORP  |  17

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	196,900	196,100	204,200	189,700	786,900	858,100
Average mill head grade (grams/tonne)	22.91	20.91	15.11	22.65	20.33	19.52
Average recovery rate	96%	96%	95%	95%	95%	96%
Gold (ounces)
– Produced	145,500	122,500	97,000	128,000	493,000	507,700
– Sold	135,100	119,500	111,300	121,400	487,300	508,300
Average realized gold price (per ounce)	$1,628	$1,371	$1,325	$1,243	$1,400	$1,673
Total cash costs – by-product (per ounce)	$476	$523	$640	$500	$531	$494
All-in sustaining costs (per ounce)	$780	$955	$986	$822	$880	$896
Mining cost per tonne	$265.07	$241.96	$216.72	$211.41	$233.36	$219.23
Milling cost per tonne	$48.06	$51.58	$42.52	$47.51	$47.37	$39.96
Financial Data
Revenues	$221	$164	$148	$151	$684	$852
Depreciation and depletion	$27	$25	$26	$29	$107	$83
Earnings from operations	$126	$74	$49	$60	$309	$503
Expenditures on mining interests	$65	$57	$55	$56	$233	$281
Gold production for 2013 of 493,000 ounces was 14,700 ounces, or 3%, less than in 2012 due to an 8% decrease in mill throughput, partially offset by 4% higher grades. Efforts to maximize operating cash flows in light of the lower gold price environment, resulted in optimizations to the mine plan that focused on mining of high margin ounces in the Upper Red Lake area and lower tonnes milled from the Campbell, Sulphide, and Footwall zones.The High Grade Zone grades increased, despite a reduction in tonnage, resulting in 22% higher production than planned. O4E initiatives implemented late in 2013 supported many efficiency and cost improvements throughout the site, as evidenced by the trend of declining cost per tonne over 2013. Programs included focused cell mining, increased mining heading utilization, de-stress acceleration and other operational efficiency improvements. Further cost savings are expected to be realized in 2014.
Cash costs were $531 per ounce, an increase of $37 per ounce, or 7%, compared to 2012 due to lower gold production ($22 per ounce) and higher operating costs ($31 per ounce), partially offset by a weaker Canadian dollar ($16 per ounce). The increase in operating costs was attributable to an increase in consumable costs ($11 million) and an increase in energy costs ($2 million), partially offset by a decrease in labour costs ($3 million) due to lower contractor costs ($10 million), partially offset by higher employee costs ($7 million). Without the efficiencies and cost improvements from O4E, the increases in operating costs would have been greater.
Gold production for the fourth quarter of 2013 was 31,000 ounces, or 32%, higher than in the third quarter of 2013 due to 50% higher grades, partially offset by 7% lower mill throughput. The grade in all zones performed better than in the prior quarter with the optimization of mine plans to focus on higher margin ounces. As planned, the High Grade Zone tonnage and grades improved by 16% and 26%, respectively, as the de-stressing activity on 47-46 level progressed.
Cash costs for the fourth quarter of 2013 were $140 per ounce, or 22%, lower than in the prior quarter due to higher gold production ($53 per ounce), lower operating costs ($82 per ounce) and a weaker Canadian dollar ($5 per ounce). The decrease in operating costs was attributable to lower contractor costs ($6 million), lower consumable costs ($2 million) and lower site costs ($2 million).
Red Lake gold mines' proven and probable gold reserves totaled 2.55 million ounces at December 31, 2013, compared to 3.23 million ounces at December 31, 2012. Reserves were not replaced in the High Grade Zone. During 2013, drilling focused on resource expansion and in-fill drilling in the NXT zone from multiple horizons throughout the mine. This has resulted in the first reserves on this zone. Exploration drilling will continue to expand the NXT zone as well as testing other higher grade targets throughout the mine.
During the fourth quarter, drilling has resumed at the Cochenour project as drill bays from the haulage drift are now within reach of the deposit. The number of drills on the project will ramp up throughout 2014 and will be focused on building reserves on the Bruce Channel Deposit. The integration of Cochenour into operations will start to take place in 2014 as mine operations and technical services begin to take on ownership

GOLDCORP  |  18

(in United States dollars, tabular amounts in millions, except where noted)

of various aspects of the project, leading into 2015 production. Labour, equipment and services will move to Cochenour from existing operations at Red Lake throughout the year as they continue to work on project optimization.

GOLDCORP  |  19

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	1,036,700	989,600	1,123,600	1,081,800	4,231,700	4,162,400
Hoyle Pond underground (tonnes)	91,900	90,800	84,100	82,200	349,000	306,400
Hoyle Pond underground (grams/tonne)	12.48	14.12	14.14	14.80	13.86	13.06
Dome underground (tonnes)	136,000	135,800	112,000	91,300	475,100	480,700
Dome underground (grams/tonnes)	3.75	3.24	5.23	5.84	4.36	4.38
Stockpile (tonnes)	808,800	763,000	927,500	908,300	3,407,600	3,374,900
Stockpile (grams/tonne)	0.74	0.75	0.83	0.89	0.81	0.81
Average mill head grade (grams/tonne)	2.17	2.32	2.26	2.37	2.28	2.12
Average recovery rate	93%	94%	94%	93%	94%	93%
Gold (ounces)
– Produced	67,200	69,800	76,000	78,900	291,900	262,800
– Sold	63,900	70,600	73,200	84,300	292,000	262,800
Average realized gold price (per ounce)	$1,627	$1,377	$1,339	$1,265	$1,390	$1,665
Total cash costs – by-product (per ounce)	$797	$782	$637	$671	$717	$772
All-in sustaining costs (per ounce)	$1,173	$1,176	$921	$907	$1,034	$1,146
Mining cost per tonne	$121.63	$112.14	$115.16	$136.15	$120.54	$139.57
Milling cost per tonne	$9.55	$9.96	$7.82	$8.17	$8.83	$11.53
Financial Data
Revenues	$104	$98	$98	$107	$407	$439
Depreciation and depletion	$13	$15	$13	$15	$56	$51
Earnings from operations (1)	$37	$26	$40	$60	$163	$88
Expenditures on mining interests	$22	$27	$21	$26	$96	$111

(1)
Earnings from operations for the three months ended December 31, 2013 were impacted by a reduction in a non-cash provision related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines' closed sites of $25 million (three months ended December 31, 2012 – an increase to the revision of $83 million).

Gold production for 2013 was 29,100 ounces, or 11%, higher than in 2012. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 6% higher grades in 2013 as mining focused on the high grade VAZ ore and 14% higher tonnage due to a higher proportion of ore being sourced from long-hole stopes. The Dome underground operation and surface Stockpile provided tonnage and grades comparable with 2012. The successful implementation of multiple O4E programs contributed 12,400 ounces of increased production in 2013. Programs implemented during 2013 included optimization of mining sequencing, screening/ processing of steel contaminated muck material, and carbon column ounce recovery.
Cash costs were $717 per ounce, a decrease of $55 per ounce, or 7%, compared to 2012 due to higher gold production ($79 per ounce) and a weaker Canadian dollar ($22 per ounce), partially offset by higher operating costs ($46 per ounce). The increase in operating costs as compared to the prior year was primarily due to higher employee costs ($10 million) from increased average manpower and labour rates, higher maintenance and consumable costs ($3 million), partially offset by $9 million of O4E savings from the reduction of contractors for development, maintenance improvements, and energy management optimizations.
Gold production for the fourth quarter of 2013 was 2,900 ounces, or 4%, higher than in the third quarter of 2013 due to 5% higher grades, partially offset by 4% lower tonnage. The Hoyle Pond underground operation experienced 5% higher grades due to mining several high grade VAZ stopes and 2% less tonnage due to long-hole stope sequencing. The Dome underground operation experienced 12% higher grades in the bulk zones consistent with re-optimizing the mining plan to focus on higher margin ounces and 18% lower tonnage due to infrastructure repairs undertaken during the fourth quarter. The total material reclaimed from Stockpile decreased by 2% due to operational downtime of the primary crusher.
Cash costs for the fourth quarter of 2013 were $34 per ounce, or 5%, higher than in the third quarter of 2013 due to higher operating costs ($126 per ounce), partially offset by higher gold production ($85 per ounce) and a weaker Canadian dollar ($7 per ounce). Higher operating costs were attributable to increased employee costs ($3 million) and higher maintenance and consumable costs ($1 million), partially offset by lower

GOLDCORP  |  20

(in United States dollars, tabular amounts in millions, except where noted)

contractor costs related to operational development ($1 million). Porcupine achieved both increased production (5,600 ounces) and reduced the impact of increasing operating costs ($6 million) in the fourth quarter through the successful implementation of multiple O4E programs.
Underground exploration at Hoyle Pond during 2013 was focused on exploring the 1060 zone at depth as well as expanding current ore zones, such as the high grade VAZ and UP Splay zones. Surface exploration continued to focus on exploring the extension of the volcanic and sedimentary belt east of the Hoyle Pond mine.
The Hoyle Deep Project continues shaft sinking to access both the deep extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond mine operation. During 2013, work focused on the completion of the construction, installation and pre-commissioning of the service hoist, sinking to the 1150 metre elevation and the access development to two shaft stations at the 980 metre and 1370 metre levels. Expenditures for 2013 totaled $29 million.
The Hollinger project received the final permit required to commence operations in November 2013. An application for leave to appeal the permit was subsequently filed with the Ontario Environmental Review Tribunal in December, which does not curtail Goldcorp’s ability to continue operations at the Hollinger project. A decision on the application for leave to appeal is expected in the first quarter of 2014. If leave is granted, the permit will automatically be stayed pending the outcome of the appeal, and certain operations will be required to be suspended. Goldcorp has commenced pre-stripping the Hollinger pit in January 2014. On-site road construction to access the first mining area commenced in December. During 2013, the haul road construction was completed, the de-watering pumps were commissioned, and probe drilling for voids and reverse circulation drilling for ore definition continued. A new optimized mine plan was developed in the third quarter of 2013 to support economics at lower gold prices.
Porcupine mines contained 3.01 million ounces of proven and probable gold reserves at December 31, 2013 compared to 4.34 million ounces at December 31, 2012. A lower gold price assumption combined with a re-optimization of the sequencing and scheduling for the open pits resulted in a decrease of 1.32 million ounces.

GOLDCORP  |  21

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	325,300	356,500	364,500	345,500	1,391,800	1,299,600
Average mill head grade (grams/tonne)	5.86	5.60	5.37	6.88	5.92	6.03
Average recovery rate	96%	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	59,100	62,800	59,800	74,600	256,300	239,200
– Sold	55,400	63,300	56,800	78,200	253,700	242,200
Average realized gold price (per ounce)	$1,613	$1,394	$1,333	$1,270	$1,390	$1,662
Total cash costs – by-product (per ounce)	$841	$786	$768	$675	$760	$760
All-in sustaining costs (per ounce)	$1,206	$1,214	$1,114	$883	$1,088	$1,223
Mining cost per tonne	$86.00	$71.85	$76.15	$77.40	$77.67	$78.68
Milling cost per tonne	$14.67	$12.65	$13.70	$14.66	$13.90	$16.22
Financial Data
Revenues	$90	$89	$75	$99	$353	$403
Depreciation and depletion	$11	$13	$12	$17	$53	$44
Earnings from operations	$30	$23	$19	$29	$101	$161
Expenditures on mining interests	$19	$23	$19	$14	$75	$99
Gold production for 2013 was 17,100 ounces, or 7%, higher than in 2012 due to 7% higher throughput, partially offset by 2% lower grades. The higher throughput resulted from increased ore production from underground stopes. In 2012, ore production was interrupted due to unscheduled conveyor maintenance and a five day interruption due to a methane gas pocket interception in a diamond drill hole. Grades were slightly lower due to the sequencing of lower grade stopes in the PQD zone in 2013 as compared to 2012.
Cash costs were $760 per ounce, comparable to 2012. Operating costs were higher ($58 per ounce), offset by increased gold production ($35 per ounce) and a weaker Canadian dollar ($23 per ounce). The increase in operating costs for the year was primarily attributable to increased employee costs ($4 million), increased underground maintenance, ground support and production drilling costs ($4 million), increased power and fuel costs ($3 million), and increased camp costs ($1 million).
Gold production at Musselwhite for the fourth quarter of 2013 was 14,800 ounces, or 25%, higher than in the third quarter of 2013 due to a 28% increase in grades, partially offset by a 5% decrease in mill throughput. Grades were higher in the fourth quarter of 2013 due to the planned sequencing of higher grade stopes in the PQ Deeps and Lynx Zones. Mill throughput was lower as a result of a three day conveyor maintenance shutdown as well as two days taken for safety meetings.
Cash costs for the fourth quarter of 2013 were $93 per ounce, or 12%, lower than in the prior quarter due to increased gold production ($209 per ounce) and a weaker Canadian dollar ($7 per ounce), partially offset by increased operating costs ($123 per ounce). The higher operating costs were primarily due to increased propane usage ($2 million), increased operational development ($2 million), increased royalties ($2 million), higher employee costs ($2 million), and higher underground maintenance costs ($1 million).
Exploration drilling in 2013 continued to explore the Upper Lynx, PQ Deeps and West Limb targets. Encouraging results were returned from the Upper Lynx horizon and West Limb drilling, while the C-Block of the PQ Deeps was extended to the north by 150 metres.
Musselwhite mine contained 1.85 million ounces of proven and probable gold reserves at December 31, 2013, compared to 2.29 million ounces at December 31, 2012, due to mining depletion.

GOLDCORP  |  22

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined – sulphide	9,820,000	12,098,100	14,723,000	13,971,100	50,612,200	37,524,600
Tonnes of ore mined – oxide	1,068,700	2,083,200	5,095,000	2,224,600	10,471,500	5,954,400
Tonnes of waste removed	36,079,200	30,770,200	24,968,400	28,376,400	120,194,200	121,904,000
Tonnes of total material moved	46,967,900	44,951,400	44,786,500	44,572,100	181,277,900	165,383,000
Ratio of waste to ore	3.3	2.2	1.3	1.8	2.0	2.8
Average head grade
Gold (grams/tonne)	0.31	0.43	0.50	0.55	0.45	0.50
Silver (grams/tonne)	17.88	22.51	24.08	31.05	23.95	27.41
Lead	0.22%	0.25%	0.27%	0.34%	0.27%	0.28%
Zinc	0.43%	0.54%	0.55%	0.58%	0.53%	0.62%
Sulphide Ore
Tonnes of ore milled	9,329,400	9,600,800	10,115,100	9,717,100	38,762,400	36,406,900
Average recovery rate
Gold	59%	63%	66%	76%	66%	69%
Silver	74%	77%	78%	80%	77%	77%
Lead	69%	72%	72%	78%	73%	74%
Zinc	70%	72%	74%	76%	73%	77%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	49,600	76,000	96,000	119,900	341,500	368,600
Silver (ounces)	3,528,500	4,737,000	5,448,600	7,049,200	20,763,300	22,284,500
Lead (thousands of pounds)	29,100	35,400	41,000	53,600	159,100	153,700
Zinc (thousands of pounds)	52,000	70,100	76,300	80,900	279,300	324,200
Lead Concentrate (DMT)	29,400	37,200	38,800	49,700	155,100	144,900
Zinc Concentrate (DMT)	48,800	68,000	72,800	77,700	267,300	298,400
Oxide Ore
Tonnes of ore processed	1,068,700	2,083,200	5,095,000	2,224,600	10,471,500	5,954,500
Produced
Gold (ounces)	10,500	12,100	17,900	21,800	62,300	42,700
Silver (ounces)	404,100	458,200	444,000	377,800	1,684,100	1,420,300
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	60,100	88,100	113,900	141,700	403,800	411,300
Silver (ounces)	3,932,600	5,195,200	5,892,600	7,427,000	22,447,400	23,704,900
Lead (thousands of pounds)	29,100	35,400	41,000	53,600	159,100	153,700
Zinc (thousands of pounds)	52,000	70,100	76,300	80,900	279,300	324,200
Gold Equivalent Ounces (1)	180,000	245,600	291,000	356,400	1,073,000	1,138,500

GOLDCORP  |  23

(in United States dollars, tabular amounts in millions, except where noted)

	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	67,800	79,600	106,600	135,700	389,700	399,900
Silver (ounces)	3,853,000	5,067,000	6,056,300	6,687,600	21,663,900	24,612,500
Lead (thousands of pounds)	24,200	36,800	40,800	46,100	147,900	159,900
Zinc (thousands of pounds)	50,400	61,800	66,800	77,000	256,000	336,900
Average realized prices
Gold (per ounce)	$1,599	$1,256	$1,370	$1,222	$1,335	$1,693
Silver (per ounce) (2)	$24.54	$15.50	$17.84	$16.18	$17.97	$24.82
Lead (per pound)	$1.00	$0.93	$0.95	$1.00	$0.97	$0.95
Zinc (per pound)	$0.89	$0.82	$0.85	$0.91	$0.87	$0.90
Total Cash Costs – by-product (per ounce) (4)	$611	$920	$403	$102	$440	$(457)
Total Cash Costs – co-product (per ounce of gold) (4)	$1,128	$998	$843	$666	$870	$683
All-in sustaining costs (per ounce)	$1,258	$1,484	$830	$473	$914	$386
Mining cost per tonne	$2.05	$2.36	$2.18	$2.27	$2.21	$1.74
Milling cost per tonne	$7.36	$7.89	$7.41	$7.25	$7.48	$8.16
General and administrative cost per tonne milled	$2.17	$2.84	$2.18	$2.19	$2.34	$1.93
Off-site cost per tonne sold (lead) (5)	$564	$632	$725	$730	$673	$707
Off-site cost per tonne sold (zinc) (5)	$321	$360	$347	$341	$343	$327
Financial Data and Key Performance Indicators
Revenues (2)	$253	$232	$315	$348	$1,148	$1,588
Depreciation and depletion	$38	$42	$41	$42	$163	$207
Earnings (loss) from operations (2)(3)	$24	$(2,455)	$55	$106	$(2,270)	$640
Expenditures on mining interests	$48	$61	$56	$68	$233	$259

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound copper; $0.85 per pound of zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.02 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)
During the second quarter of 2013, the Company recorded impairment charges of $1,827 million, net of tax ($2,427 million before tax) related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the LOM plan and the Mexican mining duty.

(4)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the year ended December 31, 2013 would be $870 per ounce of gold, $13.98 per ounce of silver, $0.78 per pound of lead and $0.70 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.02 per ounce with the remaining 75% of silver ounces sold at market rates.

(5)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.
Gold production for 2013 of 403,800 ounces was 7,500 ounces, or 2%, lower than in 2012 due to lower sulphide ore grades and metallurgical recoveries, partially offset by higher oxide gold production and 6% higher mill throughput. Sulphide mill throughput rates of 106,200 tonnes per day were achieved as a result of improved ore fragmentation and improved primary crusher and augmented feed circuit operation.
Co-product cash costs for 2013 were $870 per ounce, an increase of $187 per ounce, or 27%, compared to 2012 due to higher operating costs ($155 per ounce), lower gold production ($18 per ounce) and a stronger Mexican peso ($14 per ounce). Higher operating costs resulted primarily from increased employee costs resulting from the annual settlement of labour agreements ($31 million), increased contractor costs associated with the development of Phase 5 ($54 million), higher prices related to fuel ($18 million), explosives ($14 million), electricity ($5 million) and tires ($5 million). The lower operating costs in the prior year reflected the impact of capitalized development costs related to stripping activities ($28 million) as compared to 2013 when no development costs were capitalized.

GOLDCORP  |  24

(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the fourth quarter of 2013 was 27,800 ounces, or 24%, higher than in the third quarter of 2013 due to 10% higher gold ore grades and 15% higher metallurgical recoveries. Higher ore grades and metallurgical recoveries resulted from the completion of higher grade ore benches of Phase 4 and the implementation of operational improvements in the flotation cells operation.
Co-product cash costs for the fourth quarter of 2013 were $177 per ounce, or 21%, lower than in the prior quarter due to higher gold production ($181 per ounce) and a weaker Mexican peso ($3 per ounce), partially offset by higher operating costs ($9 per ounce). Higher operating costs resulted primarily from higher community expenses ($1 million), higher prices related to power and explosives ($2 million), partially offset by decreased grinding media and reagents consumption ($2 million) and maintenance parts ($1 million).
The provisional pricing impact of lower realized gold and silver prices during the fourth quarter of 2013 was a negative $2 million, which primarily related to gold sales from the third quarter of 2013 that settled in the fourth quarter of 2013.
Peñasquito continued to incrementally increase its fresh water production in 2013 from 69,500 to 77,000 cubic metres per day with the addition of eight new wells in the Torres-Vergel area and four new wells in the mine area. These new wells not only supplied water to replace the declining production in the existing well field, but allowed water production to increase above 2012 year end levels. This increase in water production combined with rigorous control of tailings management and improved efficiencies in the primary crusher and augmented feed circuit, allowed an increase in plant throughput from 99,945 tonnes per day in 2012 to 106,200 tonnes per day in 2013.
The NWF project is expected to be completed during 2014 including 25 new production wells that will be added to provide additional fresh water to the mine and allow a sustainable extraction of the water resource along with the improvement of aquifer management. The NWF is expected to be operational in the fourth quarter of 2014. Studies for the long-term tailings facility began in the third quarter of 2013. First results of these studies are expected by mid-year 2014.
Mechanical completion of the Waste Rock Overland Conveyor System project was accomplished by the end of the third quarter of 2013 and is currently in the commissioning phase that will be finalized by the second quarter of 2014 due to required optimization work on the transfer points. Throughput has been on average 3,000 tonnes per hour and will continue this way until optimization work is accomplished by the second half of 2014 and is expected to achieve nameplate throughput of 8,000 tonnes per hour.
The 2013 drilling program ended with a total of 27,046 metres drilled, distributed in 23 holes. The objective of this program was to locate at depth skarn type mineralization related with copper mineralization, beneath and adjacent to the current open pit workings between the Peñasco and Brecha Azul diatremes. In the fourth quarter of 2013, 1,570 metres were drilled with 2 holes completed and 1 remaining in progress. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn mineralization and porphyry deposit located below and adjacent to the diatreme ore body. Continued exploration activities are focused on delineating the Skarn deposit.
Peñasquito’s open pit operations contained 11.62 million ounces of proven and probable gold reserves at December 31, 2013 compared to 15.69 million ounces at December 31, 2012.
The Company typically undertakes post-investment reviews of recently-commissioned operations after there is sufficient, meaningful operational data to support reconciliation to the feasibility study on which the investment decision was made. In conjunction with such a review, and in response to increased operating costs, higher Mexican taxes and lower assumed gold, silver, zinc and lead prices, the Company has prepared a new LOM plan for Peñasquito, and the 2014 and five-year production profile has been positively affected by the revised mine plan. The report indicates increased cash flows over the life of the mine, supporting the current carrying amount of the Peñasquito cash-generating unit. It also includes a reduction to the projected mine life from 19 years to 13 years because the final two phases of the previous ultimate pit and lower-grade mineralized material will not be mined or processed under current assumptions. The higher strip ratio pushbacks and lower-grade material requiring higher commodity prices to be economically processed has been re-classified as mineral resources.
In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Three separate claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the three claims. The Cerro Gordo Ejido has appealed the suspension.
Negotiations are taking place under the official observation of the office of the Mexican Secretary of the Economy and Goldcorp believes that proper representatives of both parties are currently engaged in a constructive process with a view to reaching a mutually beneficial settlement of the land claim. Goldcorp has filed with the office of the Secretaria De Desarrollo Agrario Territorial y Urbano ("SEDATU") the required filings to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito mine have not been impacted. However, in the event the suspensions of the agrarian court ruling are revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event be entitled to possession of the Cerro Gordo lands.

GOLDCORP  |  25

(in United States dollars, tabular amounts in millions, except where noted)

Should this occur, mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time.

GOLDCORP  |  26

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	6,770,500	6,526,600	6,805,300	7,579,800	27,682,200	29,328,600
Tonnes of waste removed	12,163,200	11,468,200	11,626,000	10,547,800	45,805,200	41,172,700
Ratio of waste to ore	1.8	1.8	1.7	1.4	1.7	1.4
Tonnes of ore processed	6,740,700	6,572,700	6,753,400	8,046,500	28,113,300	29,589,000
Average grade processed (grams/tonne)	0.68	0.70	0.67	0.74	0.70	0.69
Average recovery rate (1)	48%	49%	49%	49%	49%	48%
Gold (ounces)
– Produced	81,500	83,500	73,400	94,000	332,400	340,400
– Sold	78,400	85,100	73,600	88,800	325,900	339,000
Average realized gold price (per ounce)	$1,620	$1,381	$1,335	$1,263	$1,396	$1,663
Total cash costs – by-product (per ounce)	$589	$624	$640	$637	$623	$551
All-in sustaining costs (per ounce)	$1,032	$1,217	$891	$860	$1,002	$809
Open-pit mining cost per tonne	$1.58	$1.74	$1.77	$1.84	$1.73	$1.48
Processing cost per tonne leached	$2.60	$2.74	$2.31	$2.12	$2.42	$2.25
Financial Data
Revenues	$128	$118	$98	$113	$457	$565
Depreciation and depletion	$15	$17	$13	$17	$62	$50
Earnings from operations	$65	$47	$37	$40	$189	$325
Expenditures for mining interests	$42	$44	$13	$13	$112	$85

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for 2013, was 8,000 ounces, or 2%, lower than in 2012 due to 5% lower ore processed, partially offset by 2% higher recoveries and 1% higher grades processed. The lower ore placed on the pad was mainly attributable to record floods in the region in the third quarter of 2013 which temporarily halted production. These events resulted in extremely heavy rain, 40% of annual rainfall in 3 days, resulting in flooding of communities, destroying access roads in the valley below the mine, and interrupting delivery of supplies.
Cash costs for 2013 were $623 per ounce, an increase of $72 per ounce, or 13%, compared to 2012 due to higher operating costs ($37 per ounce), lower gold production ($23 per ounce) and a stronger Mexican peso ($12 per ounce). The increase in operating costs was mainly attributable to an increase in stripping activities and longer hauling distances which resulted in increased employee costs ($7 million), diesel price and explosives consumption ($5 million), maintenance spare parts ($3 million) and contractors ($2 million).
Gold production for the fourth quarter of 2013 was 20,600 ounces, or 28%, higher than in the third quarter of 2013 mainly due to a 19% increase in tonnage processed as third quarter production was impacted by the record floods in the region during the summer rainy season, and 10% higher grades from the processing of additional higher grade underground material.
Cash costs for the fourth quarter of 2013 were $3 per ounce, or 1%, lower than in the third quarter of 2013 due to an increase in gold production ($112 per ounce) and a weaker Mexican peso ($3 per ounce), partially offset by an increase in operating costs ($112 per ounce). The increase in operating costs was primarily attributable to higher usage of reagents ($2 million), diesel costs ($1 million) and employee costs ($1 million), partially offset by a decrease in tires and explosives ($1 million).
The construction of the next expansion phase of the Los Filos heap leach pad, including additional contingency solution storage capacity, began during the fourth quarter of 2013 and is expected to be completed late in the second quarter of 2014.
Los Filos mine contained 7.95 million ounces in proven and probable gold reserves at December 31, 2013 compared to 7.43 million ounces at December 31, 2012. The 2013 exploration program ended successfully with an addition of 1.1 million ounces in gold reserves confirming the extension of the El Bermejal north expansion.

GOLDCORP  |  27

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	544,600	556,000	587,300	559,100	2,247,000	2,270,300
Tonnes of waste removed	3,206,900	3,030,400	3,121,900	3,379,600	12,738,800	11,032,300
Ratio of waste to ore	5.9	5.5	5.3	6.0	5.7	4.9
Tonnes of ore milled	479,000	485,500	504,500	461,800	1,930,800	1,992,300
Average mill head grade (grams/tonne)	1.32	1.35	1.40	1.54	1.40	1.36
Average recovery rate	90%	93%	94%	93%	92%	94%
Gold (ounces)
– Produced	18,200	19,700	21,400	21,300	80,600	81,800
– Sold	15,700	22,100	21,800	21,200	80,800	81,600
Average realized gold price (per ounce)	$1,623	$1,356	$1,334	$1,269	$1,379	$1,666
Total cash costs – by-product (per ounce)	$946	$890	$751	$850	$853	$696
All-in sustaining costs (per ounce)	$1,029	$950	$831	$880	$915	$848
Mining cost per tonne	$2.08	$1.99	$1.77	$1.97	$1.95	$1.51
Milling cost per tonne	$12.68	$13.11	$11.98	$13.79	$12.87	$11.82
Financial Data
Revenues	$26	$30	$30	$27	$113	$137
Depreciation and depletion	$6	$9	$9	$8	$32	$35
Earnings (loss) from operations	$4	$—	$2	$(28)	$(22)	$41
Expenditures on mining interests	$1	$—	$—	$—	$1	$9
Gold production in 2013 was 1,200 ounces, or 1%, lower than in 2012 as expected, mainly due to 3% lower tonnage milled.
Cash costs were $853 per ounce, an increase of $157 per ounce, or 23%, compared to 2012 primarily due to higher operating costs ($130 per ounce), lower production ($7 per ounce) and a stronger Mexican peso ($20 per ounce). The increase in operating costs was primarily due to employee costs ($4 million), fuel costs, maintenance parts and explosives ($5 million) and other site costs ($3 million).
Gold production for the fourth quarter of 2013 was comparable to the third quarter of 2013 primarily due to 10% higher grades, offset by 8% lower tonnage milled.
Cash costs for the fourth quarter of 2013 were $99 per ounce, or 13%, higher than in the third quarter of 2013 due primarily to higher operating costs ($81 per ounce) and lower gold production ($24 per ounce), partially offset by a weaker Mexican peso ($6 per ounce). The increase in operating costs was primarily attributable to higher employee and contractor costs ($1 million) and other site costs ($1 million). In the prior year, $6 million of operating costs related to the stripping of the Trini Pit were capitalized.
During the fourth quarter of 2013, the Company recorded impairment charges of $20 million, net of tax, related to El Sauzal as a result of changes in metal price assumptions and the increase in estimated reclamation costs as it approaches the end of its mine life.
El Sauzal mine contained 0.15 million ounces of proven and probable gold reserves at December 31, 2013 compared to 0.22 million ounces at December 31, 2012.

GOLDCORP  |  28

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	480,300	472,100	497,800	491,700	1,941,900	1,936,300
Average mill head grade (grams/tonne)
– Gold	3.30	3.44	3.24	3.36	3.33	3.44
– Silver	110	127	118	131	121	116
Average recovery rate
– Gold	96%	96%	96%	97%	96%	96%
– Silver	92%	92%	92%	93%	92%	91%
Produced (ounces)
– Gold	50,000	50,000	49,400	52,800	202,200	207,300
– Silver	1,583,000	1,778,000	1,715,000	1,969,100	7,045,100	6,580,700
– Gold Equivalent Ounces (1)	78,100	81,600	79,900	87,800	327,400	317,000
Sold (ounces)
– Gold	48,700	50,000	51,200	54,700	204,600	209,100
– Silver	1,487,000	1,803,000	1,779,200	2,011,800	7,081,000	6,604,000
Average realized price (per ounce)
– Gold	$1,632	$1,355	$1,344	$1,260	$1,393	$1,658
– Silver	$29.88	$20.81	$21.43	$20.63	$22.82	$30.92
Total cash costs – by-product (per ounce) (2)	$102	$260	$259	$159	$195	$(75)
All-in sustaining costs (per ounce)	$644	$729	$635	$515	$628	$425
Mining cost per tonne	$72.06	$62.10	$65.96	$61.61	$65.19	$72.36
Milling cost per tonne	$28.81	$30.62	$25.47	$24.11	$27.20	$28.59
Financial Data
Revenues	$124	$105	$107	$111	447	$551
Depreciation and depletion	$31	$35	$37	$39	142	$100
Earnings from operations	$41	$17	$18	$18	94	$256
Expenditures on mining interests	$18	$17	$15	$15	65	$97

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound of copper; $0.85 per pound zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2013 would be $593 per ounce of gold and $11.33 per ounce of silver (2012 – $539 and $11.51, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). Using actual realized sales prices, the co-product total cash costs would be $624 per ounce of gold and $10.44 per ounce of silver for the year ended December 31, 2013.

Gold production for 2013 was 5,100 ounces, or 2%, lower than in 2012; silver production was 464,400 ounces, or 7%, higher than in 2012. The decrease in gold production was due to 3% lower grades. The increase in silver ounces was due to 4% higher silver grades. The gold and silver grades were consistent with the mine plan that included processing of material with lower gold grades from stockpiles and mining the last tonnes of ore from the Marlin pit wall. Mining in the underground Cochis area commenced during December 2013 as planned.
Cash costs for 2013 were $195 per ounce, an increase of $270 per ounce due to lower silver by-product sales credits ($187 per ounce), higher operating costs ($63 per ounce) and lower gold production ($20 per ounce). The increase in operating costs was primarily attributable to mine production moving towards a higher proportion of underground mining with the completion of the open pit. The main cost drivers for the increase in operating costs were higher consumables costs ($4 million), including shotcrete, split sets and drilling parts for underground support, an increase in underground contractor costs ($3 million) and increased employee costs ($2 million).
Gold and silver production in fourth quarter of 2013 was 3,400 ounces, or 7%, and 254,100 ounces, or 15%, higher, respectively, than in the third quarter of 2013. The increase in production of gold and silver was due to a 4% increase in gold grades and 11% increase in silver grades, partially offset by 1% lower tonnage through the mill. The higher silver grades came from mining in the West Vero area.

GOLDCORP  |  29

(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the fourth quarter of 2013 were $100 per ounce lower than in the prior quarter due to higher gold sales ($64 per ounce), lower operating costs ($22 per ounce) and higher silver by-product sales credits ($14 per ounce). The decrease in operating costs was primarily attributable to lower consumables costs ($1 million).
Exploration drilling in the Los Chocoyos area commenced in November 2013 after an agreement with the community was reached. Los Chocoyos is located in the Sipacapa Municipality, approximately seven kilometres south of the Marlin mine. The exploration license was granted by the Guatemalan Government in March 2013.
Marlin mine contained 0.65 million ounces of proven and probable gold reserves at December 31, 2013, compared to 1.00 million ounces at December 31, 2012.

GOLDCORP  |  30

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	700,300	656,200	166,800	591,800	2,115,100	3,973,000
Tonnes of ore processed	693,100	831,300	996,900	637,100	3,158,400	3,185,500
Average grade processed (grams/tonne)	0.70	0.64	0.63	0.98	0.72	0.77
Average recovery rate	80%	81%	80%	79%	80%	78%
Gold (ounces)
– Produced	12,500	16,200	16,700	10,800	56,200	68,100
– Sold	11,200	15,500	18,200	10,600	55,500	71,000
Average realized gold price (per ounce)	$1,620	$1,377	$1,310	$1,266	$1,383	$1,658
Total cash costs – by-product (per ounce)	$836	$808	$980	$1,092	$924	$668
All-in sustaining costs (per ounce)	$994	$1,076	$1,204	$1,411	$1,165	$879
Mining cost per tonne	$2.31	$4.04	$4.08	$3.01	$3.19	$2.64
Processing cost per tonne	$1.69	$1.60	$1.56	$2.45	$1.78	$1.50
Financial Data
Revenues	$18	$22	$24	$14	$78	$125
Depreciation and depletion	$1	$1	$1	$1	$4	$4
Earnings from operations	$8	$8	$5	$1	$22	$67
Expenditures on mining interests	$1	$5	$4	$1	$11	$8
Gold production for 2013 was 11,900 ounces, or 17%, lower than in 2012. In comparison to 2012, grades were 6% lower as a result of processing lower grade material, as planned, while the equipment fleet focused on unloading spent ore from heap leach pads 1 and 2, reducing tonnes mined by 47%, at similar tonnes processed. A severe snowstorm experienced early in the fourth quarter resulted in the accumulation of approximately seven feet of snow over a two day period, closing the mine for four days and bringing mining to a standstill for an additional seven days as snow was safely removed from obstructed mine workings, haul roads and leach pads. Approximately ten feet of snow fell during the month, delaying higher grade ore placement on heap leach pads 1 and 2, negatively impacting timing of recoveries of gold from the pad. A total of 42 inches of precipitation, or 144% of average accumulation, was recorded during the year, which resulted in additional water management challenges and increased dilution of solution on the heap leach pads.
Cash costs for 2013 were $924 per ounce, an increase of $256 per ounce, or 38%, compared to 2012 primarily due to lower gold production ($218 per ounce) combined with higher operating costs ($38 per ounce). Higher operating costs in 2013 were primarily attributable to higher employee costs ($1 million) and increased contractor costs ($1 million).
Gold production for the fourth quarter of 2013 was 5,900 ounces, or 35%, lower than in the third quarter of 2013. The severe snow storm experienced in October delayed commencement of the leaching cycle of higher grade fresh ore placed on heap leach pads 1 and 2 and below average temperatures experienced throughout the fourth quarter limited equipment availability and resulted in unscheduled downtime. A record 14 inches of precipitation was recorded during the three month period, which further contributed to fewer tonnes processed. The higher grades were as expected in the mining plan.
Cash costs for the fourth quarter of 2013 were $112 per ounce, or 11%, higher than in the third quarter of 2013 due to lower gold production ($712 per ounce), partially offset by lower operating costs ($600 per ounce). The lower operating costs were primarily due to lower fuel ($4 million) and lower contractor costs ($2 million).
Proven and probable gold reserves at Wharf mine at December 31, 2013 were 0.56 million ounces, compared to 0.58 million ounces at December 31, 2012, due to depletion and modifications to the pit design.

GOLDCORP  |  31

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	1,693,200	1,844,400	2,420,700	3,585,800	9,544,100	11,771,500
Tonnes of waste removed	5,865,300	5,871,700	4,847,400	4,098,200	20,682,600	24,607,100
Ratio of waste to ore	3.4	3.2	2.0	1.1	2.2	2.1
Tonnes of ore milled	3,513,200	3,561,700	3,304,300	3,634,800	14,014,000	14,887,100
Average mill head grade
– Gold (grams/tonne)	0.34	0.38	0.37	0.40	0.37	0.40
– Copper	0.32%	0.37%	0.37%	0.43%	0.37%	0.41%
Average recovery rate
– Gold	65%	69%	74%	73%	70%	71%
– Copper	75%	77%	81%	84%	79%	84%
Produced
– Gold (ounces)	24,700	29,900	28,900	34,000	117,500	136,600
– Copper (thousands of pounds)	18,800	21,600	21,400	28,800	90,600	112,200
– Gold Equivalent Ounces (1)	66,500	77,900	76,500	98,000	318,900	385,900
Sold
– Gold (ounces)	22,500	24,200	32,000	24,900	103,600	130,700
– Copper (thousands of pounds)	16,500	19,400	21,800	20,300	78,000	106,100
Average realized price
– Gold (per ounce)	$1,634	$1,216	$1,379	$1,249	$1,365	$1,698
– Copper (per pound)	$3.37	$2.63	$3.40	$3.21	$3.15	$3.62
Total cash costs – by-product (per ounce) (2)	$14	$299	$(281)	$(558)	$(148)	$(774)
All-in sustaining costs (per gold ounce)	$897	$1,140	$307	$37	$565	$(395)
Mining cost per tonne	$2.60	$3.17	$3.17	$3.02	$2.99	$2.35
Milling cost per tonne	$6.00	$6.70	$6.77	$5.80	$6.31	$6.30
Financial Data (3)
Revenues	$93	$81	$119	$95	$388	$615
Depreciation and depletion	$15	$16	$28	$49	$108	$73
Earnings (loss) from operations	$21	$3	$25	$(399)	$(350)	$241
Expenditures on mining interests (4)	$21	$20	$20	$10	$71	$29

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound of copper; $0.85 per pound of zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the year ended December 31, 2013 would be $809 per ounce of gold and $2.00 per pound of copper (2012 – $789 and $1.91, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2013 would be $794 per ounce of gold and $2.07 per pound for copper.

(3)
As a result of the application of IFRS 10 – Consolidated Financial Statements (“IFRS 10”), the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

(4)
As at September 30, 2013, Alumbrera recognized an increase to their reclamation liability and reclamation asset of $150 million ($56 million – Goldcorp's share). A further increase of $30 million ($11 million – Goldcorp's share) was recognized in the fourth quarter of 2013. This has been excluded from expenditures on mining interests disclosed in the table above.

Goldcorp’s share of Alumbrera’s gold and copper production in 2013 was 19,100 ounces, or 14%, and 21.6 million pounds, or 19%, respectively, lower than in 2012. Gold production decreased as a consequence of lower ore tonnes milled, lower recoveries and lower head grades. Gold and copper head grades were lower than in the prior year, due to the material processed in 2013 being sourced from the lower grade border in phase 11, and lower grade material processed from the west and northeast areas of phase 10. Additionally, grades were lower as more tonnes

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(in United States dollars, tabular amounts in millions, except where noted)

from the stockpile were processed due to lower tonnage mined. Ore milled was 6% lower in 2013 than in 2012 due to processing ore material with higher clay and gypsum content.
Cash costs were $(148) per ounce, an increase of $626 per ounce compared to 2012 due to lower by-product sales credits ($631 per ounce), higher YMAD net proceeds payments and royalties ($174 per ounce) and lower gold production ($518 per ounce), partially offset by lower operating costs ($629 per ounce) and lower export tax ($68 per ounce). The decrease in operating costs was primarily due to higher capitalized development related to stripping activities ($24 million), lower power costs, consumables and explosives.
Goldcorp’s share of Alumbrera’s gold and copper production in the fourth quarter of 2013 was 5,100 ounces, or 18%, and 7.4 million pounds, or 35%, respectively, higher than in the third quarter of 2013. Gold production was higher due to 8% higher head grades, partially offset by 1% lower recoveries. Copper production increased as a result of 16% higher head grades. Gold and copper head grades in the fourth quarter of 2013 were higher than in the third quarter of 2013 due to higher grade ore processed from phase 10 and 11. Ore milled was 10% higher during the fourth quarter of 2013 than the prior quarter mainly due to the better grind ability of the material processed.
Cash costs for the fourth quarter of 2013 were $277 per ounce lower than in the third quarter of 2013 due to lower operating costs ($745 per ounce) and higher by-product credits ($288 per ounce), partially offset by lower gold production ($553 per ounce) and higher export taxes and royalties ($203 per ounce). The decrease in operating costs was primarily attributable to lower power costs, maintenance parts and transportation costs.
During the fourth quarter of 2013, the Company recorded impairment charges of $276 million, net of tax, related to Alumbrera as a result of changes in metal price assumptions, the increase in operating costs, and the increase in estimated reclamation costs due to its limited mine life, with 6 years remaining.
The provisional pricing impact of lower realized copper prices during the fourth quarter of 2013 was negligible. The provisional pricing impact of higher realized copper prices in the prior quarter was $4 million, or $114 per ounce.
The feasibility study for the Agua Rica project was finished in December 2013 and the Company continues to evaluate the results.
Goldcorp’s share of Alumbrera mine’s proven and probable gold reserves at December 31, 2013 was 0.76 million ounces, compared to 0.93 million ounces at December 31, 2012. No exploration is currently carried out at Alumbrera.

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(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	1,156,000	943,700	672,200	1,720,100	4,492,000	4,309,700
Tonnes of waste removed	398,500	134,400	186,900	915,900	1,635,700	2,123,700
Ratio of waste to ore	0.34	0.14	0.28	0.53	0.36	0.49
Tonnes of ore processed	288,700	443,400	407,200	632,400	1,771,700	296,100
Average grade (grams/tonne)
– Gold	7.20	6.02	6.23	5.68	6.14	5.05
– Silver	47.1	40.0	48.9	37.7	42.4	40.1
Average recovery rate
– Gold	96%	94%	92%	91%	93%	93%
– Silver	27%	36%	23%	49%	37%	48%
Produced
– Gold (ounces)	64,100	81,000	75,400	104,700	325,200	44,700
– Silver (ounces)	117,800	206,800	137,000	372,000	833,600	184,800
– Gold Equivalent Ounces (1)	66,200	84,700	77,800	111,300	340,000	48,000
Sold
– Gold (ounces)	64,700	71,700	82,000	78,000	296,400	—
– Silver (ounces)	201,800	135,000	190,200	188,800	715,800	—
Average realized price
– Gold (per ounce)	$1,624	$1,413	$1,318	$1,278	$1,397	$—
– Silver (per ounce)	$30.18	$23.10	$20.89	$20.68	$23.87	$—
Total cash costs – by-product (per ounce) (2)	$472	$507	$553	$592	$534	$—
All-in sustaining costs (per gold ounce) (3)	$912	$739	$690	$688	$750	$—
Mining cost per tonne	$5.37	$4.79	$7.01	$2.84	$4.41	$—
Milling cost per tonne	$88.76	$63.98	$90.33	$74.30	$77.76	$—
Financial Data (4)
Revenues	$111	$105	$112	$103	$431	$—
Depreciation and depletion	$10	$11	$16	$14	$51	$—
Earnings from operations	$64	$52	$46	$43	$205	$—
Expenditures on mining interests	$37	$42	$9	$10	$98	$448

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound of copper; $0.85 per pound of zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the year ended December 31, 2013 would be $566 per ounce of gold and $10.62 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 3). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2013 would be $568 per ounce of gold and $9.71 per ounce of silver.

(3)
During the fourth quarter of 2013, the Company determined that certain capital expenditures incurred at Pueblo Viejo which had previously been included as sustaining capital expenditures met the definition of expansionary capital expenditure for the purposes of calculating all-in sustaining costs. The comparative 2013 quarterly amounts have been restated.

(4)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the year ended December 31, 2013, the Company’s equity loss from Pueblo Viejo was $(66) million (three months ended December 31, 2013 – equity gain of $47 million), of which $183 million related to the cumulative impact of the revised SLA Agreement.
Goldcorp's share of Pueblo Viejo's gold and silver production for 2013 was 325,200 ounces and 833,600 ounces, respectively. Production was lower than expected as tonnage processed was impacted by downtime due to modifications and repairs made to the autoclaves throughout the

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(in United States dollars, tabular amounts in millions, except where noted)

year. These major modifications have been completed and all four autoclaves are on-line after being individually tested to design capacity. Silver production was impacted by continuing heating and lime issues, with remediation activities being undertaken during the second half of the year. The mine is now expected to reach full capacity in the first half of 2014 following completion of modifications to the lime circuit.
Cash costs were $534 per ounce, higher than expected, due to lower gold production, higher operating costs and lower by-product credits as silver recoveries impacted silver production. Higher operating costs primarily resulted from higher contractor costs and maintenance costs due to work performed on the autoclave modifications.
Goldcorp´s share of Pueblo Viejo´s gold and silver production in the fourth quarter of 2013 was 29,300 ounces, or 39%, and 235,000 ounces, or 172%, respectively, higher than in the third quarter of 2013, due to higher tonnage processed, partially offset by lower grades. The increase in tonnes milled during the quarter resulted from completion of the autoclave modifications during the fourth quarter. Silver recoveries were improved somewhat with the circuit back on-line.The new 215 MW power plant was commissioned on schedule in the third quarter of 2013, providing the mine with a reliable, long-term power supply.
Cash Cost in the fourth quarter of 2013 was $592 per ounce, an increase of $39 per ounce, or 7%, compared to the third quarter of 2013 primarily due to lower gold sales volumes ($29 per ounce) and higher royalties ($14 per ounce), partially offset by lower operating expenses ($2 per ounce) and higher silver credits ($2 per ounce).
During the third quarter of 2013, PVDC reached an agreement with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo SLA. The key terms of the amendments are:

•	Elimination of a 10% return embedded in the initial capital investment for the purposes of the NPI;

•	An extension to the period over which PVDC will recover its capital investment;

•	A delay of application of NPI deductions;

•	A reduction in tax depreciation rates; and

•	A graduated minimum tax was established.
The graduated tax will be adjusted up or down based on metal prices. The agreement also includes the following broad parameters consistent with the SLA:

•	Corporate income tax rate of 25%;

•	NSR of 3.2%; and

•	NPI of 28.8%.
Goldcorp's share of proven and probable gold reserves at the Pueblo Viejo mine at December 31, 2013 were 6.46 million ounces, compared to 10.01 million ounces at December 31, 2012. The decrease was a result of amendments to the Special Lease Agreement which increased taxes payable, and a change in the long-term gold price assumption used by Barrick (as the joint venture partner and operator) to $1,100 per ounce.

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(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Cerro Negro Project, Argentina
The Cerro Negro project is a high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2013, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves, with no change from December 31, 2012 due to the suspension of exploration activity in the latter part of 2013.
The Cerro Negro project is on track to produce first gold around mid-year 2014 with commercial production expected to be achieved in the fourth quarter of 2014. The initial capital cost estimate is unchanged at between $1.6 and $1.8 billion. The Company expects gold production of between 130,000 and 180,000 ounces in 2014.
Despite progress on construction during the year, the project has been, and continues to be, subject to a number of challenges, the impacts (and future expected impacts) of which have been incorporated into the current project plans. These include:

•	An approximate six month delay in 2013 related to the start of construction for the main power transmission line due to the delay in issuance of necessary permits;

•	Significant in-country inflation at an annualized rate of approximately 25 – 30%;

•	Labour and contractor productivity issues; and

•	Uncertainty related to the Resource Tax imposed by the Provincial Government of Santa Cruz in the third quarter of 2013.

As a result of these challenges, the Company elected to defer certain capital spending at Cerro Negro, suspend all exploration activity in the third quarter of 2013, and deferral of continued development of the Mariana Norte deposit until late 2014.
Infrastructure and Construction
EPCM activities reached 78% completion, with detailed engineering 100% complete at the end of 2013. Key activities and developments in 2013 include:

•	The major civil and concrete works at the process plant are complete;

•	The steel shell for the mill was 94% complete, with interior steel platforms at 96% complete;

•
The construction of the high voltage power line is progressing well with expected completion in the first quarter of 2014; progress on installation of the towers and construction of the substation was approximately 72% complete at year end;

•	The haul road for transporting ore from the mines to the plant was completed and the first material was transported to the stockpile pad at the crusher;

•	The primary crusher circuit was started and tested with material during the last quarter of 2013;

•	The leach tank shell fabrication and all eight thickener shells were completed in December; and

•	The grinding mill installation was completed.

Mine Development
Significant development progress was made on the three underground deposits of Eureka, Mariana Central and Mariana Norte during 2013. Total underground development of 7,702 metres was completed in 2013 in comparison with 4,981 metres in 2012. Production mining from Eureka commenced in April, and initial ore development commenced at Mariana Central and Mariana Norte during June 2013.
Despite a strike by unionized mine workers during the last eleven days of December, production ore established new quarterly highs during the fourth quarter as mining activities at Eureka approached planned production levels. Underground development at Mariana Central continues and is yielding modest development ore tonnes in preparation for commencement of production mining during 2014. Combined mine production is steadily increasing as expected towards planned production levels of 4,000 tonnes per day.
During the fourth quarter, a small surface mining operation commenced on portions of the surface veins at Eureka. Modest ore tonnes are planned from these lower grade veins as a supplement to underground ore production and will provide increased flexibility to feed the mill. At the end of 2013, the surface ore stockpile consisted of 285,000 tonnes of ore consisting of 248,000 tonnes from Eureka, 20,000 tonnes from Mariana Central, 4,000 tonnes from Mariana Norte and 13,000 tonnes from the Eureka surface veins.

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(in United States dollars, tabular amounts in millions, except where noted)

At the end of the fourth quarter of 2013, the combined tonnes and grade of ore stockpiles were as follows:

Three Months Ended
Cerro Negro Production (Surface Stockpile)	December 31 2013	September 30 2013	June 30 2013	March 31 2013	Cumulative Project to date
Tonnes	127,500	67,300	38,700	11,000	284,900
Grade Au (grams/tonne)	8.24	11.86	14.23	13.93	10.53
Grade Ag (grams/tonne)	146.7	274.7	262	277.5	205.6

Total underground development during the fourth quarter of 2013 was 1,659 metres, compared to 2,152 metres in the third quarter. Development at Mariana Norte was suspended in the first week of the fourth quarter which negatively impacted overall development as did the strike at the end of December. Development activity during the quarter was as follows:

Three Months Ended
Development Area (Metres)	December 31 2013	September 30 2013	June 30 2013	March 31 2013	Cumulative Project to date
Eureka	966	1,185	1,273	1,283	12,117
Mariana Central	684	630	442	324	2,570
Mariana Norte	9	337	387	182	1,224
Total	1,659	2,152	2,102	1,789	15,911

Exploration
Over 21,000 metres were drilled early in 2013 testing new targets and expanding on existing deposits. The greatest success was in the Bajo Negro vein system, in the East Belt of the property, with a significant extension to the strike length. Despite continued successes of the drilling programs and additional targets identified in early 2013, due to lower metal prices and a challenging business climate in the Province of Santa Cruz, all exploration activities were suspended in the third quarter of 2013.
Capital Expenditures
At December 31, 2013, total project expenditures and future commitments were $1,329 million, excluding exploration, of which $1,112 million is spent and $217 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended December 31, 2013 were $179 million and $nil, respectively ($612 million and $11 million for the year ended December 31, 2013, respectively).

Éléonore Project, Canada
The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district. Proven and probable gold reserves at Éléonore at December 31, 2013 were 4.03 million ounces. Forecast average LOM gold production from Éléonore following ramp up to full production is approximately 600,000 ounces per year.
Capital expenditures at Éléonore are updated to between $1.8 billion and $1.9 billion. First gold production remains on track for the fourth quarter of 2014.
Engineering and Construction
Engineering activities progressed significantly during 2013, with overall surface construction progress at 69% complete at the end of 2013. Key activities in the fourth quarter and 2013 include:

Infrastructure:

•	Completed the Assay Lab and Dry;

•	Completed 400 rooms of the permanent camp lodging facility;

•	Closed the paste back-fill/filtration building and started mechanical installation with thickeners, pumps and press filters base plates;

•	Completed the industrial water treatment plant buildings and continued mechanical, piping and electrical installation; and

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(in United States dollars, tabular amounts in millions, except where noted)

•	Continued construction of the permanent cafeteria, warehouse and garage.
Process Plant:

•	Reached 58% of construction of the processing plant;

•	Started piping and electrical installations for mill;

•	Continued mechanical installation of major equipment;

•	Completed concrete work of the two main ore bins; and

•	Received and installed main crusher equipment and first conveyors in coordination with structural and building erection of primary and secondary crushing buildings started in the fourth quarter.
Tailings Facility:

•	Completed approximately two-thirds of the tailings management facility.
Exploration
A total of 90,447 metres of underground diamond drilling was completed in 2013. In the first part of the year, drill holes were focused on the in-fill of the central portion of the Upper Mine.

Subsequent drilling was focused on the central and the lateral extension of the Lower Mine. Exploration drilling will continue in 2014 from underground only, using the exploration shaft and ramp, targeting the centre of the Lower Mine and the northern portion of the ore body. Ore was developed on two levels during the year and the results are essentially in line with expectations.

Mine Development
The exploration ramp excavation reached 4,322 metres in length at year end (corresponding to a depth of 590 metres below surface) and was connected with the main 650m level, creating a secondary way of egress with a complete ventilation circuit, during January 2014.
The off-shaft work on level 650m is progressing and the ramp in the Lower Mine is now on its way toward level 710m; the first ore bin excavation is completed; and installation of the 650m ore handling system is underway and will be completed in first quarter of 2014.
Stope development has started on level 440m, 410m and 380m to allow production drilling in the first quarter of 2014.
The production shaft reached a depth of 700 metres and is now connected to the level 650m and 690m where the excavation of the loading pocket is taking place.
At December 31, 2013, total project expenditures since January 1, 2011, net of investment tax credits and capitalized interest, were $1.5 billion, $1.3 billion of which was spent and $163 million of which was committed. Capital expenditures and capitalized exploration, excluding capitalized interest and investment tax credits, during the three months ended December 31, 2013, amounted to $177 million and $4 million, respectively ($630 million and $14 million, respectively, for the year ended December 31, 2013).

Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. Design optimization conducted in 2013 resulted in a revised development plan which accelerates initial gold production by approximately six months to the fourth quarter of 2014 and reduces initial capital expenditures by $44 million to $496M. Following ramp-up to full production, forecast LOM gold production from Cochenour is expected to be between 225,000 and 250,000 ounces per year. Inferred resources remained unchanged at 3.25 million ounces at December 31, 2013.
Widening of the old Cochenour shaft continued to advance during 2013, with 128 metres slashed in the fourth quarter of 2013 to a total depth of 1,041 metres. A concrete liner was also placed for a total concrete depth of 1,024 metres. The advance rates were consistent with plan.
Advancing of the five kilometre Cochenour Red Lake haulage drift continued with 86% completed at the end of 2013. Underground exploration diamond drilling commenced on the Bruce Channel Deposit during the fourth quarter to better define the deposit.
At December 31, 2013, total project expenditures since January 1, 2011, excluding investment tax credits, are $318 million, $305 million of which is spent and $13 million of which is committed. Capital expenditures excluding investment tax credits, during the three months ended December 31, 2013 amounted to $25 million ($89 million for the year ended December 31, 2013). Total project expenditures have been included in the total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

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(in United States dollars, tabular amounts in millions, except where noted)

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is an advanced stage gold/copper project in northern Chile. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2013. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres. El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.
In October 2013, the environmental authority of the Atacama Region, Comision de Evaluacion Ambiental approved the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”).
In November 2013, RCA 232 was challenged before the Court of Appeals of Copiapo, through a constitutional claim. The Court issued an injunction in favor of the plaintiffs which prohibits Goldcorp-El Morro from conducting construction activities. Goldcorp-El Morro has been admitted as an interested party to the constitutional claim. A ruling by the Court of Appeals is anticipated by the second quarter of 2014 and if the claim is appealed, a final decision by the Supreme Court is expected by mid-2014.
At December 31, 2013, total project expenditures are $231 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2013 were $8 million ($38 million for the year ended December 31, 2013).

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. Successful in-fill and expansion drilling in the West Extension sulphide zone contributed to the addition of approximately 5.0 million ounces to gold indicated mineral resources and the addition of approximately 5.0 million ounces to gold inferred mineral resources. Gold mineral reserves consist of 1.63 million ounces of oxide material. The Company is following up on positive exploration results in the sulphide portions of the deposit that have deferred development of the oxide heap leach operation until the scope of the sulphide opportunity is better understood.
Work continued in 2013 on sulphide zone exploration, permitting and metallurgical testing. During 2013, drilling continued to focus on the expansion and in-fill holes in West Extension zone, including holes for metallurgical tests, for a total of 110,000 metres of core drilling. Reverse circulation drilling was suspended in order to advance the core drilling in the sulphide portion of the deposit. The deposit still is open and more drilling is scheduled for 2014.
At December 31, 2013, total project expenditures were $84 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2013 amounted to $20 million ($46 million for the year ended December 31, 2013).

Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2013, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources.
Activities during 2013 focused on review of an updated feasibility study which was received during the third quarter. In light of the capital expenditure deferrals in 2013, the Company indefinitely suspended work at Cerro Blanco and recognized an impairment charge of $131 million, net of tax ($131 million before tax), related to its carrying amount in the second quarter of 2013.
At December 31, 2013, total project expenditures were $153 million, before impairment charges. Capital expenditures, including deposits on mining interests, during the three months ended December 31, 2013 were negligible ($6 million for the year ended December 31, 2013).

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(in United States dollars, tabular amounts in millions, except where noted)

DISCONTINUED OPERATION
Marigold mine, United States (Goldcorp’s interest – 66.7%)

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	2,253,600	2,928,000	3,114,800	1,936,600	10,233,000	7,989,800
Tonnes of waste removed	6,478,600	5,409,400	6,349,300	7,137,600	25,374,900	26,839,300
Ratio of waste to ore	2.9	1.8	2.0	3.7	2.5	3.4
Tonnes of ore processed	2,253,600	2,928,000	3,114,800	1,936,600	10,233,000	7,989,900
Average grade processed (grams/tonne)	0.40	0.34	0.36	0.39	0.37	0.55
Average recovery rate	73%	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	31,700	22,500	25,200	28,100	107,500	96,300
– Sold	31,700	22,700	25,400	27,900	107,700	96,000
Average realized gold price (per ounce)	$1,622	$1,368	$1,325	$1,258	$1,404	$1,666
Total cash costs – by-product (per ounce)	$854	$901	$938	$969	$914	$776
All-in sustaining costs (per ounce)	$1,547	$1,829	$1,476	$1,216	$1,503	$1,282
Mining cost per tonne	$1.94	$1.99	$1.88	$1.88	$1.92	$1.77
Milling cost per tonne	$1.16	$0.92	$1.04	$1.37	$1.09	$1.36
Financial Data
Revenues	$51	$31	$34	$35	$151	$160
Depreciation and depletion	$6	$4	$5	$6	$21	$17
Earnings from operations	$18	$6	$6	$(131)	$(101)	$67
Expenditures on mining interests	$22	$20	$13	$7	$62	$46
Goldcorp’s share of Marigold’s production for 2013 was 11,200 ounces, or 12%, higher than in 2012 as a result of drawing down heap leach pad inventory. Recoverable ounces stacked on the pad in 2013 were 14%, or 14,700 ounces less than in 2012. Higher gold production was realized from mining the higher grade Red Rock ore with better leaching kinetics, new leach pads allowing ore to be placed closer to the liner in 2013 and an ore blending program which reduced leach cycle time. Grades decreased by 33% in 2013 as expected, as a result of mining a greater proportion of ore from the lower grade Target II pit.
Cash costs were $914 per ounce, an increase of $138 per ounce, or 18%, compared to 2012 due to higher operating costs ($223 per ounce), partially offset by higher gold production ($85 per ounce). Higher operating costs were attributable to higher employee and consumable costs ($7 million), higher fuel and explosives costs ($10 million) and increased royalties and taxes due to higher production and royalty rates ($5 million).
Gold production for the fourth quarter of 2013 was 2,900 ounces, or 12%, higher than in the third quarter of 2013 as a result of drawing down the heap leach pad inventory. Additionally, the ounces stacked in the fourth quarter of 2013 were placed closer to the heap leach pad liner resulting in a faster leach cycle time, contributing to the higher production as compared to the third quarter of 2013. Tonnage processed was lower in the fourth quarter of 2013 with the mining of higher strip ratio material in the Mackay Phase I pit where ore will be predominantly sourced during 2014.
Cash costs for the fourth quarter of 2013 were $31 per ounce, or 3%, higher than in the third quarter of 2013 as a result of higher operating costs ($116 per ounce), partially offset by higher production ($85 per ounce). The increase in operating costs was attributable to higher employee and explosives costs ($2 million) and higher royalties and taxes as a result of increased production ($1 million).
On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick, entered into a definitive agreement to sell their respective interests in Marigold. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction is expected to complete by the end of March 2014. The disposal of Marigold reflects the Company's ongoing strategy to focus on a portfolio of core assets. At December 31, 2013, the sale of the Company's holding in Marigold was considered highly probable, therefore, Marigold met the asset held for sale and discontinued operation criteria. Accordingly, the results of the Company's 66.7% share of Marigold have been presented as a discontinued operation.
As the Company has concluded that as of December 31, 2013, the assets and liabilities of Marigold met the criteria for classification as held for sale, they have been presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying

GOLDCORP  |  40

(in United States dollars, tabular amounts in millions, except where noted)

amount and fair value less costs to sell As a result, the Company recognized an impairment expense of $86 million, net of tax ($132 million before tax) against mining interests related to Marigold's carrying value.

GOLDCORP  |  41

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.
TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

GOLDCORP  |  42

(in United States dollars, tabular amounts in millions, except where noted)

The following tables provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

Year ended December 31	2013	2012
Continuing operations
Production costs per consolidated financial statements (1)	$1,991	$1,961
Non-cash reclamation and closure cost obligations	25	(84)
Treatment and refining charges on concentrate sales	135	157
Realized gains on foreign currency, heating oil and commodity contracts	(23)	(20)
Other	(5)	(9)
Consolidated total cash costs	2,123	2,005
Alumbrera and Pueblo Viejo total cash costs	431	322
Goldcorp’s share of total cash costs	2,554	2,327
Goldcorp's share of by-product silver, copper, lead and zinc sales	(1,215)	(1,700)
Goldcorp’s share of total cash costs (by-product)	$1,339	$627
Divided by ounces of Goldcorp’s share of gold sold	2,489,500	2,244,600
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$538	$279
Including discontinued operation
Goldcorp's share of total cash costs (by-product) from continuing operations	$1,339	$627
Total cash costs – Marigold	98	75
Goldcorp's share of total cash costs (by-product) including discontinued operation	$1,437	$702
Divided by ounces of Goldcorp's share of gold sold	2,597,200	2,340,600
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$553	$300

Three months ended	2013	2013	2012
Continuing operations
Production costs per consolidated financial statements (1)	$482	$509	$558
Non-cash reclamation and closure cost obligations	25	—	(84)
Treatment and refining charges on concentrate sales	42	38	29
Realized gains on foreign currency, heating oil and commodity contracts	(2)	(5)	(4)
Other	(1)	2	(2)
Consolidated total cash costs	546	544	497
Alumbrera and Pueblo Viejo total cash costs	107	121	90
Goldcorp’s share of total cash costs	653	665	587
Goldcorp's share of by-product silver, copper, lead and zinc sales	(341)	(329)	(379)
Goldcorp’s share of total cash costs (by-product)	$312	$336	$208
Divided by ounces of Goldcorp’s share of gold sold	697,800	626,700	616,500
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$447	$536	$337
Including discontinued operation
Goldcorp's share of total cash costs (by-product) from continuing operations	$312	$336	$208
Total cash costs – Marigold	27	23	24
Goldcorp's share of total cash costs (by-product) including discontinued operation	$339	$359	$232
Divided by ounces of Goldcorp's share of gold sold	725,700	652,100	645,100
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$467	$551	$360

GOLDCORP  |  43

(in United States dollars, tabular amounts in millions, except where noted)

(1)
$16 million and $55 million in royalties are included in production costs for the three months and year ended December 31, 2013, respectively, per the consolidated financial statements (year ended December 31, 2012 – $75 million; three months ended September 30, 2013 – $13 million; three months ended December 31, 2012 – $17 million).

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs from continuing operations for the year ended December 31, 2013, would be $677 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper $0.70 per pound of zinc and $0.78 per pound of lead (2012 – $632 per ounce of gold, $12.18 per ounce of silver, $1.91 per pound of copper $0.58 per pound of zinc and $0.72 per pound of lead). Goldcorp's share of total co-product cash costs including discontinued operation for the year ended December 31, 2013, would be $687 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper $0.70 per pound of zinc and $0.78 per pound of lead (2012 – $638 per ounce of gold, $12.18 per ounce of silver, $1.91 per pound of copper, $0.58 per pound of zinc and $0.72 per pound of lead).

GOLDCORP  |  44

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company has conformed its all-in sustaining definition to the measure as set out in the guidance note released by the World Gold Council (1) on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly.
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis.
The following tables provides a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements:

Year ended December 31	2013	2012
Continuing operations
Total cash costs (by-product)	$1,339	$627
Corporate administration	236	245
Exploration and evaluation costs	45	54
Reclamation cost accretion and amortization	30	18
Sustaining capital expenditures	867	1,001
All-in sustaining costs	$2,517	$1,945
Divided by ounces of Goldcorp's share of gold sold	2,489,500	2,244,600
All-in sustaining costs per gold ounce	$1,011	$867
Including discontinued operation
All-in sustaining costs from continuing operations	$2,517	$1,945
All-in sustaining costs – Marigold	162	123
All-in sustaining costs – including discontinued operation	2,679	2,068
Divided by ounces of Goldcorp's share of gold sold	2,597,200	2,340,600
All-in sustaining costs per gold ounce, including discontinued operation	$1,031	$884

GOLDCORP  |  45

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	2013	September 30 2013 (3)	2012
All-in sustaining costs, continuing operations
Total cash costs (by-product)	$312	$336	$208
Corporate administration	47	66	57
Exploration and evaluation costs	11	9	3
Reclamation cost accretion and amortization	9	5	5
Sustaining capital expenditures	179	195	279
Other	(4)	—	—
All-in sustaining costs	$554	$611	$552
Divided by ounces of Goldcorp's share of gold sold	697,800	626,700	616,500
All-in sustaining costs per gold ounce	$794	$975	$895
All-in sustaining costs, including discontinued operation
All-in sustaining costs from continuing operations	$554	$611	552
All-in sustaining costs – Marigold	34	38	38
All-in sustaining costs – including discontinued operation	588	649	590
Divided by ounces of Goldcorp's share of gold sold	725,700	652,100	645,100
All-in sustaining costs per gold ounce – including discontinued operation	$810	$995	$915
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures:

Year ended December 31	2013	2012
Expenditures on mining interests and deposits per consolidated financial statements	$2,188	$2,544
Expenditures on mining interests by Alumbrera and Pueblo Viejo (2)	119	(26)
Goldcorp’s share of expenditures on mining interests and deposits	$2,307	$2,518
Sustaining capital expenditures	$867	$1,001
Project capital expenditures	1,440	1,517
	$2,307	$2,518

Three months ended	2013	September 30 2013 (3)	2012
Expenditures on mining interests and deposits per consolidated financial statements	$588	$528	$701
Expenditures on mining interests by Alumbrera and Pueblo Viejo (2)	—	29	6
Goldcorp’s share of expenditures on mining interests and deposits	$588	$557	$707
Sustaining capital expenditures	$179	$195	$279
Project capital expenditures	409	362	428
	$588	$557	$707

(1)	The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

(2)
Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures net of additional funding investments which are included in expenditures on mining interests per the consolidated financial statements.

(3)
During the fourth quarter of 2013, the Company determined that certain capital expenditures incurred at Pueblo Viejo which had previously been included as sustaining capital expenditures met the definition of expansionary capital expenditure for the purposes of calculating all-in sustaining costs. The comparative 2013 quarterly amounts have been restated.

GOLDCORP  |  46

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS
Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses on financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net (earnings) losses from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

	2013	2012
Adjusted net earnings, continuing operations
Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(2,642)	$1,695
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	(17)	60
Share of net losses (gains) of associates, net of tax	29	(47)
Pueblo Viejo SLA Amendment	157	—
Impairment of mining interests and goodwill, net of tax	2,315	—
Losses on available-for-sale securities, net of tax	29	63
Gain on disposition of securities, net of tax	(1)	(3)
Gains on derivatives, net of tax	(60)	(135)
Loss (gain) on disposition of mining interests, net of tax	8	(12)
Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	133	(32)
Initial recognition impact of Mexican mining tax reform	504	—
Foreign exchange losses on capital projects	51	—
Deferred income tax impact on Guatemalan tax election and other	109	(1)
Total adjusted net earnings from continuing operations	$615	$1,588
Weighted average shares outstanding (000’s)	812,040	810,409
Adjusted net earnings from continuing operations per share	$0.76	$1.96
Adjusted net earnings – including discontinued operation
Total adjusted net earnings from continuing operations	$615	$1,588
Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	(67)	54
Impairment, net of tax – Marigold	86	—
Total adjusted net earnings including discontinued operation	$634	$1,642
Weighted average shares outstanding (000’s)	$812,040	$810,409
Adjusted net earnings per share including discontinued operation	$0.78	$2.03

GOLDCORP  |  47

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	2013	2013	2012
Adjusted net earnings, continuing operations
Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(1,002)	$—	$489
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	(17)	—	60
Share of net losses of associates, net of tax	18	3	16
Pueblo Viejo SLA Amendment	(4)	161	—
Impairment of mining interests, net of tax	357	—	—
Losses on available-for-sale securities, net of tax	14	3	2
Gain on disposition of securities, net of tax	(1)	—	(2)
Gains on derivatives, net of tax	—	(3)	(122)
Loss (gain) on disposition of mining interests, net of tax	8	—	(12)
Unrealized losses on foreign exchange translation of deferred income tax assets and liabilities	67	9	22
Initial recognition impact of Mexican mining tax reform	504	—	—
Foreign exchange losses on capital projects	17	12	—
Deferred income tax impact on Guatemalan tax election and other	114	—	(3)
Total adjusted net earnings	$75	$185	$450
Weighted average shares outstanding (000’s)	812,217	812,160	811,394
Adjusted net earnings from continuing operations per share	$0.09	$0.23	$0.55
Adjusted net earnings – including discontinued operation
Total adjusted net earnings from continuing operations	$75	$185	$450
Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	(87)	5	15
Impairment, net of tax – Marigold	86	—	—
Total adjusted net earnings including discontinued operation	$74	$190	$465
Weighted average shares outstanding (000’s)	812,217	812,160	811,394
Adjusted net earnings per share including discontinued operation	$0.09	$0.23	$0.57

GOLDCORP  |  48

(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following tables provide a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the consolidated financial statements :

Year ended December 31	2013	2012
Net cash provided by operating activities of continuing operations	$906	$1,900
Change in working capital	517	206
Dividends from associates	(108)	—
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	236	228
Goldcorp’s share of adjusted operating cash flows	$1,551	$2,334
Including discontinued operation
Adjusted operating cash flows – Marigold	50	75
Goldcorp’s share of adjusted operating cash flows including discontinued operation	$1,601	$2,409

Three months ended	2013	2013	2012
Net cash provided by operating activities of continuing operations	$295	$268	$658
Change in working capital	75	133	(41)
Dividends from associates	(37)	(27)	—
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	99	(10)	85
Goldcorp’s share of adjusted operating cash flows	$432	$364	$702
Including discontinued operation
Adjusted operating cash flows – Marigold	7	10	21
Goldcorp’s share of adjusted operating cash flows including discontinued operation	$439	$374	$723

GOLDCORP  |  49

(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the consolidated financial statements:

Year ended December 31	2013	2012
Net cash provided by operating activities of continuing operations	$906	$1,900
Dividends from associates	(108)	—
Expenditures on mining interests	(1,993)	(2,269)
Deposits on mining interests expenditures	(195)	(275)
Interest paid	(23)	(17)
Consolidated free cash flows	(1,413)	(661)
Free cash flows provided by Alumbrera and Pueblo Viejo	51	121
Goldcorp’s share of free cash flows	$(1,362)	$(540)
Including discontinued operation
Free cash flows – Marigold	(13)	14
Goldcorp’s share of free cash flows including discontinued operation	$(1,375)	$(526)

Three months ended	2013	2013	2012
Net cash provided by operating activities of continuing operations	$295	$268	$658
Dividends from associates	(37)	(27)	—
Expenditures on mining interests	(556)	(483)	(618)
Deposits on mining interests expenditures	(32)	(44)	(83)
Interest paid	—	(14)	—
Consolidated free cash flows	(330)	(300)	(43)
Free cash flows provided by Alumbrera and Pueblo Viejo	(28)	62	100
Goldcorp’s share of free cash flows	$(358)	$(238)	$57
Including discontinued operation
Free cash flows – Marigold	7	(8)	8
Goldcorp’s share of free cash flows including discontinued operation	$(351)	$(246)	$65

GOLDCORP  |  50

(in United States dollars, tabular amounts in millions, except where noted)

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31, 2013					At December 31, 2012
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (1)	$829	$—	$—	$—	$829	$823
Current and non-current derivative liabilities (2)	56	—	—	—	56	91
Debt re-payments (principal portion)	863	—	500	1,000	2,363	863
Interest payments on Convertible Notes and the Company's Notes	65	95	90	167	417	34
Capital expenditure commitments (3)	480	34	—	—	514	764
Reclamation and closure cost obligations	27	41	39	1,740	1,847	2,771
Minimum rental and lease payments	14	8	—	18	40	49
Other	203	62	9	51	325	130
	$2,537	$240	$638	$2,976	$6,391	$5,525

(1)	Excludes accrued interest on Convertible Notes and the Company's Notes which is disclosed separately in the above table.

(2)	Excludes conversion feature of the Convertible Notes.

(3)
Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company's operating and capital commitments based on management's intent to fulfil the contract.

At December 31, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $430 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).
In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (NSRs), modified NSRs, net profits interest ("NPI") and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2013, royalties included in production costs amounted to $55 million (2012 – $75 million). At December 31, 2013, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1 – 5% of NPI
Peñasquito	2% of NSR
Marlin	5% of NSR
Marigold (1)	5 – 10% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Pueblo Viejo	3.2% of NSR; 28.8% NPI
Development projects:
Éléonore	2.2 – 3.5% of NSR
Cerro Negro	3 – 4% of modified NSR and 1% of net earnings
El Morro	2% of NSR

(1)
At December 31, 2013, Marigold was reclassified as a discontinued operation. As a result, the royalty expenses for the years ended December 31, 2013 and 2012 exclude the royalty expenses incurred at Marigold.

In addition to the above, effective January 1, 2014, a 0.5% royalty on gross income derived from the sale of gold and silver will be payable from the Company's Mexican operations related to the Extraordinary Mining Duty enacted in December 2013 as part of various fiscal reforms.

GOLDCORP  |  51

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2013 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.
The Company’s maximum exposure to credit risk is as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Cash and cash equivalents	$625	$757	$1,458
Accounts receivable	469	567	403
Other receivables	45	45	—
Money market investments	—	—	272
Current and non-current derivative asset	42	42	21
Current and non-current notes receivable	28	42	82
Accrued interest receivable, included in other current assets	—	—	5
	$1,209	$1,453	$2,241

(ii)	Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments. In light of the recent decline in metal prices, access to capital markets has become more constrained with a potential to increase the cost of any future borrowings.
During the year ended December 31, 2013, the Company generated operating cash flows from continuing operations of $906 million, (December 31, 2012 – $1,900 million). At December 31, 2013, Goldcorp held cash and cash equivalents of $625 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $341 million, $183 million of which represents the Company's net assets held for sale (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million), which the Company defines as current assets less current liabilities. The Company held no money market investments with terms greater than 90 days at December 31, 2013 (December 31, 2012 – $nil; January 1, 2012 – $272 million).
On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million in 5-year Notes with a coupon rate of 2.125% and $1.0 billion in 10-year Notes with a coupon rate of 3.70%. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, which began on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.

GOLDCORP  |  52

(in United States dollars, tabular amounts in millions, except where noted)

On October 29, 2013 and November 13, 2013, the Company's Cerro Negro project entered into two 3-year Argentine peso loan agreements totaling 180 million Argentine pesos ($30 million) with third parties in Argentina. Both loans bear interest at 15.25% per annum to be repaid in eight quarterly installments beginning early 2015. At December 31, 2013, the carrying amount of the loans was $28 million, which is included in other non-current liabilities in the Consolidated Balance Sheets.
During the three months ended March 31, 2013, the Company’s Cerro Negro project entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At December 31, 2013, Cerro Negro had drawn $131 million against the facility which is included in other current liabilities in the Consolidated Balance Sheets.
On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. On December 4, 2013, the facility was extended for a further 180 days. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2013, the Company had drawn 220 million Argentine peso ($33.6 million) against the credit facility (December 31, 2012 – 220 million Argentine peso ($45 million); January 1, 2012 – $nil) which is included in other current liabilities in the Consolidated Balance Sheets.
At December 31, 2013, the Company had an undrawn $2 billion revolving credit facility available until 2018. During the three months ended December 31, 2013, the Company had drawn $300 million against the credit facility, which was repaid immediately without any interest incurred.
In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 3.86% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In July 2013, the remaining balance of $95 million was drawn against the credit facility (Goldcorp’s share – $38 million). In August 2013, the first repayment of $45 million was made (Goldcorp’s share – $18 million). At December 31, 2013, the outstanding balance of the credit facility was $990 million (Goldcorp’s share – $396 million).

In the opinion of management, the working capital at December 31, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At December 31, 2013, the Company’s capital commitments over the next twelve months, including its share of commitments of its associates, amounted to $480 million (December 31, 2012 – $743 million; January 1, 2012 – $765 million). The Company’s total planned capital expenditures for 2014 are $2.3 to $2.5 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, Camino Rojo and El Morro).
For the periods beyond 2014, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk
Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of foreign currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2013, the Company had $5.6 billion of deferred income tax liabilities, of which $5.2 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in foreign currencies.

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(in United States dollars, tabular amounts in millions, except where noted)

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2013	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax liabilities
Canadian dollar	$13	$75	$18	$(328)	$(954)
Mexican peso	25	134	138	(180)	(2,860)
Argentinean peso	18	165	2	(162)	(1,237)
Guatemalan quetzal	3	7	(3)	(41)	(103)
Chilean peso	3	12	—	(6)	—
	$62	$393	$155	$(717)	$(5,154)
At December 31, 2012
Canadian dollar	$13	$105	$(88)	$(351)	$(880)
Mexican peso	57	140	(46)	(86)	(2,849)
Argentinean peso	42	88	—	(131)	(1,211)
Guatemalan quetzal	—	11	(2)	(38)	(18)
Chilean peso	1	10	—	(9)	—
	$113	$354	$(136)	$(615)	$(4,958)

During the year ended December 31, 2013, the Company recognized a net foreign exchange loss of $43 million (2012 – net gain of $1 million). Based on the Company’s net exposures (other than those relating to taxes) at December 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $21 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the year ended December 31, 2013, the Company recognized a net foreign exchange gain of $135 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2012 – net gain of $28 million). Based on the Company’s net exposures relating to taxes at December 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $196 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the year ended December 31, 2013, and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.
Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility, and its cash and cash equivalents, credit facilities and interest-bearing receivables. At December 31, 2013, the Company’s revolving credit facility is subject to a floating interest rate. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted-average interest rate paid by the Company during the year ended December 31, 2013 on its revolving credit facility was nil% (2012 – nil%). The average interest rate earned by the Company during the year ended December 31, 2013 on its cash and cash equivalents was 0.18% (2012 – 0.21%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s after-tax net earnings.
There has been no significant change in the Company’s exposure to interest rate risk, and there has been no change to its objectives and policies for managing these risks during the year ended December 31, 2013.

Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the year ended December 31, 2013.

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(in United States dollars, tabular amounts in millions, except where noted)

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices ).
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $19 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2013, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.
CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, and short-term credit facilities net of cash and cash equivalents and money market investments as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Shareholders' equity	$19,545	$22,716	$21,272
Current and long-term debt	2,314	783	737
Short-term credit facilities	193	45	—
	22,052	23,544	22,009
Less: Cash and cash equivalents	(625)	(757)	(1,458)
Money market investments	—	—	(272)
	21,427	22,787	20,279

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2013, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2013, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

During the year ended December 31, 2013, the Company invested a total of $2,179 million in mining interests, including discontinued operations, of which 60% related to capital projects, including $589 million at Éléonore, $560 million at Cerro Negro and $89 million at Cochenour. The remaining 40% was related to capital expenditures at the Company’s operating sites, primarily $144 million at Red Lake, $210 million at Peñasquito, $96 million at Porcupine, $75 million at Musselwhite, $65 million at Marlin and $112 million at Los Filos.

As at February 12, 2014, there were 812 million common shares of the Company issued and outstanding and 17 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

Dividends which were declared and paid during the year ended December 31, 2013 totalled $486 million (2012 – $438 million).

OTHER RISKS AND UNCERTAINTIES
Foreign Operations
In 2013, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.

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(in United States dollars, tabular amounts in millions, except where noted)

These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Mexico

i.	Ejido Land Claims
Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are eleven ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.
Argentina

i.	Province of Santa Cruz, Argentina
Law 3318 creates a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. Regulations issued in the third quarter require that the tax is calculated on “measured” reserves and the Company has interpreted this to mean “proven” reserves. The Province has disputed the Company's interpretation but has not provided further clarification on the definition of "measured" reserves, and the outcome is not clear at this time. The Company has filed a legal claim disputing the legality of the new tax and has paid the initial tax installment under protest.

ii.	Argentine 10% Withholding Tax
On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company's position that the new withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 (“MIL”). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Oroplata S.A. are subject to the MIL,and accordingly should be entitled to a refund or tax credit for withholding taxes paid under the new law.Alumbrera has agreed to pay the withholding tax on dividends to be paid in 2014 under protest and the Company has accrued $19 million included in net (loss) earnings of associates for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

iii.	Government Controls
The Argentine government has continued to use price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g. lower growth rates, higher inflation rates and capital flight). In particular, the government has implemented and tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on

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(in United States dollars, tabular amounts in millions, except where noted)

the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could also expose the Company to the risks of peso devaluation and high domestic inflation.
At the end of January 2014, the Argentinian government devalued the Argentine peso. The peso plunged 20% in January 2014 to 8.01 per dollar from 6.52 at the end of 2013. The estimated effect of this devaluation on the Cerro Negro Project will be assessed in combination with the impact to local inflation rates.
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
Cost risk
The Company is exposed to industry wide cost pressures on capital and operating expenditures. The increasing costs seen in the Company’s global operations increases the risk relating to the profitability of its operations and the economic returns on its exploration and development stage projects. The Company continues to enter into certain hedging strategies to mitigate certain currency and fuel cost exposures and continues to implement cost management strategies to mitigate this risk.
Other Risks
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Annual Information Form for the year ended December 31, 2012, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2013 to be filed on SEDAR.

BASIS OF PREPARATION
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2013. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3 of the Company's consolidated financial statements for the year ended December 31, 2013.
CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

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(in United States dollars, tabular amounts in millions, except where noted)

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management.

During January 2013, the Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management and on January 8, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine effective January 1, 2013.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

(e)	Asset held for sale

The Company applies judgment to determine whether an asset or a group of assets and liabilities (a “disposal group”) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2013, the Company concluded that the assets and liabilities of Marigold meet the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and fair value less costs to sell ("FVLCTS"), being FVLCTS. The assets of Marigold will cease to be depreciated while they are classified as held for sale.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

GOLDCORP  |  58

(in United States dollars, tabular amounts in millions, except where noted)

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2013, the Company recognized an impairment expense of $2,401 million net of tax for its continuing and discontinued operations ($3,073 million before tax), in respect of the carrying amounts of Peñasquito, Cerro Blanco, El Sauzal, Alumbrera, Primero, Marigold and certain exploration properties in Mexico. The $3,073 million included $283 million of impairment charges for goodwill.

At December 31, 2013, the carrying amounts of the Company’s mining interests and goodwill were $25,138 million and $1,454 million, respectively (December 31, 2012 – $26,565 million and $1,737 million, respectively; January 1, 2012 – $24,189 million and $1,737 million, respectively).

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of (Loss) Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2013, the carrying amounts of current and non-current inventories amounted to $868 million (December 31, 2012 – $712 million; January 1, 2012 – $562 million).

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2013, the carrying amount of stripping costs capitalized and included in mining interests owned by subsidiaries was $42 million (December 31, 2012 – $59 million; January 1, 2012 – $19 million). At December 31, 2013, the carrying amount of stripping costs capitalized and included in assets held for sale was $18 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

GOLDCORP  |  59

(in United States dollars, tabular amounts in millions, except where noted)

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to a constructive obligation. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2013, the Company’s total provision for reclamation and closure cost obligations was $529 million (December 31, 2012 – $500 million; January 1, 2012 – $375 million ). The undiscounted value of these obligations is $1,847 million (December 31, 2012 – $2,771 million; January 1, 2012 – $1,307 million).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2013, the Company applied a 30-year risk-free rate of 3.9679% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.9% risk-free rate was applied. The weighted average of the two discount rates was 5.3% (December 31, 2012 – 4.6%; January 1, 2012 – 4.3%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero. At December 31, 2013, the amount recognized as a liability and recorded in non-current provisions for the Company’s guarantee to Silver Wheaton was $2 million (December 31, 2012 – $7 million; January 1, 2012 – $7 million).

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(i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

i.
In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Three separate claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the three claims. The Cerro Gordo Ejido has appealed the suspension.

Negotiations are taking place under the official observation of the office of the Mexican Secretary of the Economy and Goldcorp believes that proper representatives of both parties are currently engaged in a constructive process with a view to reaching a mutually beneficial settlement of the land claim. Goldcorp has filed with the office of the SEDATU the required filings to expropriate the disputed lands.In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito Mine have not been impacted. However, in the event the suspensions of the agrarian court ruling are revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event be entitled to possession of the Cerro Gordo lands. Should this occur, mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time.

ii.
In 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to evade labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2013, other than what is presently recorded.

CHANGES IN ACCOUNTING POLICIES
Application of new and revised accounting standards
The Company has applied the following new and revised IFRSs in its consolidated financial statements for the year ended December 31, 2013and the Company has restated the 2012 comparative periods, where applicable, accordingly.
Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.
Consolidation
IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.
Joint arrangements
IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint

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operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.
Disclosure of interests in other entities
IFRS 12 combines and enhances the disclosure requirements for the Company’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.
As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method, with the Company’s share of net earnings (losses) and net assets separately disclosed in the Consolidated Statements of (Loss) Earnings and Consolidated Balance Sheets, respectively.
The Company has accounted for this change in consolidation retrospectively using the transitional requirements of the respective standards and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2013 is as follows:
Consolidated Balance Sheets:

At January 1, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,950	$(139)	$2,811
Mining interests – Owned by subsidiaries	22,673	(424)	22,249
Mining interests – Investments in associates	1,536	404	1,940
Other non-current assets	2,215	(69)	2,146
Total assets	$29,374	$(228)	$29,146
Total liabilities	$(7,889)	$228	$(7,661)
Net assets	$21,485	$—	$21,485

At December 31, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in associates	2,088	575	2,663
Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(233)	$30,979
Total liabilities	$(8,283)	$233	$(8,050)
Net assets	$22,929	$—	$22,929

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Consolidated Statements of Earnings and Comprehensive Income (1):

	Year ended December 31, 2012
	As previously reported	Adjustment	As presented
Revenues	$5,435	$(615)	$4,820
Earnings from mine operations	2,423	(241)	2,182
Share of net earnings of associates	47	163	210
Earnings before taxes	2,252	(71)	2,181
Net earnings	$1,749	$—	$1,749
Other comprehensive income, net of tax	8	—	8
Total comprehensive income	$1,757	$—	$1,757

(1)	Include results of continuing and discontinued operations.
Consolidated Statements of Cash Flows (1):

	Year ended December 31, 2012
	As previously reported	Adjustment	As presented
Net earnings	$1,749	$—	$1,749
Share of net earnings of associates	(47)	(163)	(210)
Other	395	26	421
Net cash provided by operating activities	$2,097	$(137)	$1,960
Net cash used in investing activities	$(2,286)	$20	$(2,266)
Net cash used in financing activities	$(394)	$—	$(394)

(1)	Include results of continuing and discontinued operations.
Fair value measurement
IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013. Additional disclosure on the fair value of certain financial instruments is included in the Company's consolidated financial statements as a result of applying IFRS 13.
Employee benefits
A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.
In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact the classification of liabilities associated with those benefits.
The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s consolidated financial statements.
Stripping costs in the production phase of a surface mine
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access

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to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s consolidated financial statements.
Financial statement presentation
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. At present, the current version of IFRS 9 does not include a mandatory effective date. However IFRS 9 is available for early application. An effective date will be added when all phases of the project are completed.The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Levies imposed by governments
In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21 on its consolidated financial statements.
OUTLOOK UPDATE
For 2014, the Company expects to produce between 3.0 and 3.15 million ounces of gold and estimates that all in sustaining costs will be between $950 to $1,000 per ounce. Cash costs are expected to decrease from 2013 levels primarily due to increasing grades and by-product production at Peñasquito, lower costs at Pueblo Viejo, the low cost production from Cerro Negro, and Goldcorp’s continued overall focus on cost efficiencies through the Operating for Excellence program.
Assumptions used to forecast total cash costs for 2014 include: $20.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; $1.00 per pound of lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at 1.05 and 12.50, respectively, to the US dollar.
Capital expenditures for 2014 are forecast at approximately $2.3 to $2.5 billion of which approximately 60% is allocated to projects and 40% to operations. Major project capital expenditures in 2014 include approximately $600 million at Cerro Negro, $570 million at Éléonore, $125 million at Cochenour, and $85 million at Camino Rojo. Exploration expenditures in 2014 are expected to amount to approximately $190 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $185 million for 2014. Depreciation, depletion and amortization expense is expected to be approximately $385 per ounce of gold sold. Driven by a higher tax rate for Pueblo Viejo as a result of the amended Special Lease Agreement and recently-enacted tax rate increases in Mexico, the Company expects its overall effective tax rate to increase to 41% in 2014.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2013

Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	20.2	462.9
Probable	34.2	355.2
Proven & Probable	54.4	818.2

Resources
Measured	4.3	30.8
Indicated	31.4	417.5
Measured & Indicated	35.7	448.1
Inferred	27.4	142.2

GOLDCORP INC PROVEN AND PROBABLE RESERVES (1)(4)(5) As of December 31, 2013 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Peñasquito Mill	Mexico	529.97	0.62	10.62
Los Filos	Mexico	310.37	0.80	7.95
El Morro (70.0%)	Chile	449.51	0.47	6.73
Pueblo Viejo (40.0%)	Dominican Republic	61.90	3.25	6.46
Cerro Negro	Argentina	18.91	9.43	5.74
Éléonore	Canada	19.30	6.49	4.03
Porcupine	Canada	65.45	1.43	3.01
Red Lake	Canada	7.99	9.94	2.55
Musselwhite	Canada	8.99	6.42	1.85
Camino Rojo	Mexico	66.76	0.76	1.63
Peñasquito Heap Leach	Mexico	83.46	0.37	1.00
Alumbrera (37.5%)	Argentina	68.44	0.35	0.76
Dee (40.0%)	United States	13.68	1.53	0.67
Marlin	Guatemala	4.88	4.13	0.65
Wharf	United States	21.25	0.82	0.56
El Sauzal	Mexico	2.73	1.66	0.15
TOTAL GOLD				54.4

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SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	529.97	31.00	528.23
Peñasquito Heap Leach	Mexico	83.46	28.65	76.88
Los Filos	Mexico	310.37	5.46	54.52
Cerro Negro	Argentina	18.91	81.20	49.36
Pueblo Viejo (40.0%)	Dominican Republic	61.90	20.46	40.72
Camino Rojo	Mexico	66.76	14.94	32.07
Marlin	Guatemala	4.88	196.78	30.90
Dee (40.0%)	United States	13.68	7.74	3.40
Wharf	United States	21.25	3.04	2.08
TOTAL SILVER				818.15
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	449.51	0.49	4,886
Alumbrera (37.5%)	Argentina	68.44	0.35	524
Pueblo Viejo (40.0%)	Dominican Republic	61.90	0.11	152
TOTAL COPPER				5,563
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	529.97	0.32	3,695
TOTAL LEAD				3,695
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	529.97	0.77	8,973
TOTAL ZINC				8,973

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2013 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Porcupine	Canada	193.12	1.19	7.39
Pueblo Viejo (40.0%)	Dominican Republic	77.07	2.42	6.01
Camino Rojo	Mexico	182.94	0.87	5.12
Los Filos	Mexico	81.26	1.07	2.79
Peñasquito Mill	Mexico	280.61	0.27	2.42
Red Lake	Canada	4.59	16.34	2.41
Cerro Blanco	Guatemala	2.52	15.64	1.27
Dee (40.0%)	United States	21.75	1.37	0.96
Noche Buena	Mexico	71.75	0.42	0.96
Cerro Negro	Argentina	5.12	3.12	0.51
El Morro (70.0%)	Chile	23.20	0.40	0.30
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
Musselwhite	Canada	0.80	5.59	0.14
Wharf	United States	5.84	0.70	0.13

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GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2013 Based on attributable ounces
El Sauzal	Mexico	2.21	1.13	0.08
Marlin	Guatemala	0.58	3.10	0.06
Peñasquito Heap Leach	Mexico	4.06	0.18	0.02
TOTAL GOLD				30.85
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	280.61	29.97	270.40
Camino Rojo	Mexico	182.94	9.63	56.62
Pueblo Viejo (40.0%)	Dominican Republic	77.07	13.31	32.99
Noche Buena	Mexico	71.75	14.06	32.44
Los Filos	Mexico	81.26	7.59	19.82
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
Cerro Blanco	Guatemala	2.52	72.00	5.83
Dee (40.0%)	United States	21.75	6.30	4.40
Cerro Negro	Argentina	5.12	22.95	3.78
Marlin	Guatemala	0.58	139.25	2.59
Peñasquito Heap Leach	Mexico	4.06	15.57	2.03
Wharf	United States	5.84	3.56	0.67
TOTAL SILVER				448.11
COPPER		Mt	% Cu	Mlbs
San Nicolas (21.0%)	Mexico	19.26	1.24	527
El Morro (70.0%)	Chile	23.20	0.52	264
Pueblo Viejo (40.0%)	Dominican Republic	77.07	0.09	159
TOTAL COPPER				950
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	280.61	0.31	1,889
Camino Rojo	Mexico	182.94	0.08	323
TOTAL LEAD				2,212
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	280.61	1.01	6,226
Camino Rojo	Mexico	182.94	0.26	1,049
San Nicolas (21.0%)	Mexico	19.26	1.68	713
TOTAL ZINC				7,988

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GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2013 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Los Filos	Mexico	191.67	0.82	5.03
Camino Rojo	Mexico	181.04	0.84	4.90
Éléonore	Canada	13.25	9.63	4.10
El Morro (70.0%)	Chile	472.19	0.25	3.85
Cochenour	Canada	9.05	11.18	3.25
Red Lake	Canada	3.06	17.64	1.73
Porcupine	Canada	17.03	2.17	1.19
Musselwhite	Canada	4.73	5.65	0.86
Cerro Negro	Argentina	5.32	4.81	0.82
Cerro Blanco	Guatemala	1.35	15.31	0.67
Pueblo Viejo (40.0%)	Dominican Republic	3.31	3.11	0.33
Noche Buena	Mexico	17.67	0.42	0.24
Peñasquito Mill	Mexico	40.79	0.17	0.22
Dee (40.0%)	United States	10.32	0.44	0.15
Marlin	Guatemala	0.23	5.25	0.04
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02
Peñasquito Heap Leach	Mexico	1.74	0.12	0.01
El Sauzal	Mexico	0.04	1.41	—
TOTAL GOLD				27.41
SILVER		Mt	Ag g/t	Moz
Camino Rojo	Mexico	181.04	7.25	42.20
Peñasquito Mill	Mexico	40.79	30.82	40.42
Los Filos	Mexico	191.67	5.97	36.79
Noche Buena	Mexico	17.67	13.92	7.91
Cerro Negro	Argentina	5.32	34.35	5.87
Cerro Blanco	Guatemala	1.35	59.60	2.59
Pueblo Viejo (40.0%)	Dominican Republic	3.31	20.27	2.16
Marlin	Guatemala	0.23	201.32	1.51
Dee (40.0%)	United States	10.32	2.17	0.72
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
Peñasquito Heap Leach	Mexico	1.74	14.50	0.81
TOTAL SILVER				142.24
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	472.19	0.35	3,689
San Nicolas (21.0%)	Mexico	2.28	1.24	62
Pueblo Viejo (40.0%)	Dominican Republic	3.31	0.11	8
TOTAL COPPER				3,760
LEAD		Mt	% Pb	Mlbs
Camino Rojo	Mexico	181.04	0.07	279

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GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2013 Based on attributable ounces
Peñasquito Mill	Mexico	40.79	0.18	162
TOTAL LEAD				441
ZINC		Mt	% Zn	Mlbs
Camino Rojo	Mexico	181.04	0.26	1,038
Peñasquito Mill	Mexico	40.79	0.38	342
San Nicolas (21.0%)	Mexico	2.28	0.97	49
TOTAL ZINC				1,428
*Numbers may not add up due to rounding

Goldcorp December 31, 2013 Reserve and Resource Reporting Notes:

1
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2013, with the following conditions or exceptions:
1 2 3
Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.
Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).

5
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,300 per ounce of gold, $22 per ounce of silver, $3.00 per pound of copper, $0.90 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below:

	1	Alumbrera	$1,400/oz gold and $3.20/lb copper
	2	Pueblo Viejo, Dee	$1,100/oz gold, $21/oz silver, $3.00/lb copper
6
Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $24 per ounce of silver, $3.50 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;

	1	Pueblo Viejo, Dee	$1,500/oz gold, $24/oz silver, $3.50/lb copper
	2	San Nicolas	$1,000/oz gold, $16.00/oz silver, $2.70/lb copper, $1.00/lb zinc

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2012 and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United

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(in United States dollars, tabular amounts in millions, except where noted)

States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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